                            ASSET PURCHASE AGREEMENT

                                  BY AND AMONG

                           GERDAU AMERISTEEL US INC.,

                              A FLORIDA CORPORATION

                             POTTER FORM & TIE CO.,

                             AN ILLINOIS CORPORATION

                                       AND

                   ROBERT E. BOETTCHER AND CHARLES N. SALBERG
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                                TABLE OF CONTENTS

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ARTICLE 1  DEFINITIONS...................................................     1

ARTICLE 2  PURCHASED ASSETS; PURCHASE PRICE; RETAINED AMOUNT.............     4
   2.1     Purchased Assets..............................................     4
   2.2     Excluded Assets...............................................     5
   2.3     Assumption of Certain Liabilities.............................     6
   2.4     Excluded Liabilities..........................................     6
   2.5     Purchase Price................................................     7
   2.6     Recourse to Retained Amount Not Exclusive.....................     7
   2.7     Accounts Receivable Collection Procedures.....................     7
   2.8     Purchase Price Adjustment.....................................     8

ARTICLE 3  CLOSING.......................................................     9
   3.1     Closing Date..................................................     9
   3.2     Closing Deliveries............................................     9
   3.3     Prorations....................................................    10

ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
              AND THE SELLER.............................................    10
   4.1     Organization and Standing.....................................    10
   4.2     Qualification To Do Business..................................    10
   4.3     No Interest in Properties, Competitors, Etc...................    10
   4.4     Ownership of the Seller; Corporate Approvals..................    11
   4.5     Authority.....................................................    11
   4.6     No Violations.................................................    11
   4.7     Financial Statements..........................................    11
   4.8     Absence of Undisclosed Liabilities............................    12
   4.9     Title to Purchased Assets.....................................    12
   4.10    Equipment and Vehicles........................................    13
   4.11    Inventory.....................................................    13
   4.12    Leased Real Property..........................................    13
   4.13    Contractual Obligations.......................................    14
   4.14    Intellectual Property.........................................    14
   4.15    Tax Matters...................................................    14
   4.16    Litigation....................................................    15
   4.17    Compliance With Applicable Laws...............................    15
   4.18    Employment-Related Matters....................................    15
   4.19    OSHA..........................................................    17
   4.20    Insurance Coverage............................................    17
   4.21    Returns and Cancellations.....................................    17
   4.22    Employee Benefit Plans........................................    17
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   4.23    Environmental Matters.........................................    19
   4.24    Absence of Changes............................................    21
   4.25    Approvals and Consents........................................    22
   4.26    Disclosure....................................................    22

ARTICLE 5  REPRESENTATIONS AND WARRANTIES OF BUYER.......................    22
   5.1     Organization and Standing.....................................    22
   5.2     Authority.....................................................    22
   5.3     No Violations.................................................    23
   5.4     Approvals and Consents........................................    23
   5.5     Disclosure....................................................    23

ARTICLE 6  COVENANTS AND OBLIGATIONS OF SELLER AND BUYER.................    23
   6.1     Actions Prior to Closing......................................    23
   6.2     Conduct of the Business Until Closing.........................    24
   6.3     Action, Approvals and Consents................................    25
   6.4     Prohibition on Solicitation or Consideration of
              Other Offers...............................................    25
   6.5     Access to Properties and Records, Etc.........................    26
   6.6     Supplemental Disclosure.......................................    26
   6.7     Additional Reports............................................    26
   6.8     Capital Expenditures..........................................    27
   6.9     Satisfaction of Conditions....................................    27
   6.10    Employment Matters............................................    27
   6.11    Offers of Employment..........................................    28
   6.12    WARN Act Compliance...........................................    28
   6.13    Termination of Existing Leases and Execution of
              New Leases.................................................    28
   6.14    Accounts Receivable Security Agreement........................    28

ARTICLE 7  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER..............    29
   7.1     Accuracy of Representations and Warranties....................    29
   7.2     Compliance....................................................    29
   7.3     Certified Articles and Bylaws.................................    29
   7.4     Good Standing Certificates....................................    29
   7.5     No Litigation, Etc............................................    29
   7.6     Operation in the Ordinary Course..............................    29
   7.7     Consents and Waivers..........................................    29
   7.8     Certificates..................................................    30
   7.9     Incumbency....................................................    30
   7.10    Opinion of Counsel............................................    30
   7.11    Certified Resolutions.........................................    30
   7.12    Accuracy of Documents.........................................    30
   7.13    Investigation of Certain Matters..............................    30
   7.14    Opinions, Reports, Etc........................................    30
   7.15    Material Adverse Change.......................................    30
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   7.16    Environmental Matters.........................................    31
   7.17    Lease Agreements..............................................    31
   7.18    LaSalle Bank Approvals........................................    31

ARTICLE 8  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE SELLER
              AND THE STOCKHOLDERS.......................................    31
   8.1     Accuracy of Representations and Warranties....................    31
   8.2     Compliance....................................................    31
   8.3     No Litigation, Etc............................................    31
   8.4     Consents and Waivers..........................................    31
   8.5     Lease Agreements..............................................    32
   8.6     Opinion of Counsel............................................    32
   8.7     LaSalle Bank Approvals........................................    32

ARTICLE 9  RESTRICTIVE COVENANTS.........................................    32
   9.1     Noncompetition................................................    32
   9.2     Nonsolicitation...............................................    32
   9.3     Non-Disclosure................................................    33
   9.4     Enforcement...................................................    33

ARTICLE 10 INDEMNIFICATION...............................................    34
   10.1    Losses........................................................    34
   10.2    Survival of Representations, Warranties, Etc..................    34
   10.3    Indemnification by the Stockholders and the Seller............    34
   10.4    Indemnification by Buyer......................................    35
   10.5    Procedures for Indemnification................................    35
   10.6    Defense of Third Party Claims.................................    36
   10.7    Settlement of Third Party Claims..............................    36
   10.8    Cooperation...................................................    37
   10.9    Settlement of Indemnification Obligation; Setoff..............    37
   10.10   Limitation on Indemnity.......................................    37

ARTICLE 11 TERMINATION...................................................    37
   11.1    Right to Terminate............................................    37
   11.2    Effectiveness of Termination..................................    38

ARTICLE 12 GENERAL.......................................................    38
   12.1    Joint and Several Liability...................................    38
   12.2    No Brokers....................................................    38
   12.3    Waivers.......................................................    38
   12.4    Specific Enforcement..........................................    39
   12.5    Expenses......................................................    39
   12.6    Press Releases................................................    39
   12.7    Notices.......................................................    39
   12.8    Schedules and Exhibits........................................    40
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   12.9    Assignability.................................................    40
   12.10   Further Assurances............................................    40
   12.11   Counterparts..................................................    41
   12.12   Applicable Law; Venue; Construction and Interpretation........    41
   12.13   Time of the Essence...........................................    41
   12.14   Integration of Agreement......................................    41
   12.15   Submission of Draft...........................................    41
   12.16   Schedules.....................................................    42
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                                INDEX OF EXHIBITS

Exhibit 2.5(b)     Escrow Agreement
Exhibit 3.2        Bill of Sale and General Assignment
Exhibit 4.1(a)     Seller's Articles of Incorporation
Exhibit 4.1(b)     Seller's Bylaws
Exhibit 6.11       Notice to Potter Employees
Exhibit 6.13       Lease Term Sheet
Exhibit 6.14       Security Agreement

                       INDEX OF SCHEDULES

Schedule 2.2(f)    Special Excluded Assets
Schedule 4.3       Stockholders' Ownership in Other Businesses
Schedule 4.4       Existing Warrants, Options, Stock Purchase Agreements, Etc.
Schedule 4.10      Equipment and Vehicles
Schedule 4.12(a)   Leased Real Property
Schedule 4.13      Material Contracts
Schedule 4.14      Intellectual Property
Schedule 4.16      Litigation
Schedule 4.18(a)   Employees/Salaries
Schedule 4.18(b)   Collective Bargaining Agreements
Schedule 4.20      Insurance Coverage
Schedule 4.22(a)   Medical Plans
Schedule 4.22(b)   Benefit Plans
Schedule 4.22(d)   COBRA Employees
Schedule 4.23(a)   Environmental Permits
Schedule 4.23(b)   Hazardous Materials Locations
Schedule 4.24(h)   Long-Term Indebtedness
Schedule 4.24(i)   Insider Transactions
Schedule 4.25      Approvals and Consents

                            ASSET PURCHASE AGREEMENT

          THIS ASSET PURCHASE AGREEMENT (the "Agreement") is dated as of _______________, 2004, by and among GERDAU AMERISTEEL US INC., a Florida corporation ("Buyer"); POTTER FORM & TIE CO., an Illinois corporation ("Seller"); and ROBERT E. BOETTCHER and CHARLES N. SALBERG (each a stockholder and collectively the "Stockholders"). The Seller and the Stockholders are sometimes collectively referred to as the "Sellers."

                                   WITNESSETH:

          WHEREAS, the Seller is primarily engaged in the fabrication and sale of concrete construction supplies and steel reinforcing bars (collectively, the "Business"); and

          WHEREAS, RC Partnership comprised of the Stockholders owns certain real property used by Seller in the Business; and

          WHEREAS, Buyer desires to purchase substantially all of the assets used in the operation of the Business and lease the real property from RC Partnership, and the Seller desires to sell such assets and the Stockholders as the partners of RC Partnership desire to enter into leases for the real property with the Buyer, all upon the terms and subject to the conditions hereinafter set forth; and

          WHEREAS, the Stockholders will derive substantial benefit from the sale of the assets of the Seller, and, therefore, are willing to make certain representations, warranties and indemnifications regarding the Seller.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the assets aforementioned, it is by this Agreement agreed as follows:

                                    ARTICLE 1
                                   DEFINITIONS

          In addition to such other terms as elsewhere defined herein, the following terms shall have the following meanings for all purposes of this Agreement and all other documents issued under or delivered pursuant hereto, unless the context requires otherwise:

          "Affiliate" shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

          "Assumed Liabilities" shall have the meaning set forth in Section 2.3 of this Agreement.

          "Best Efforts" shall mean the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the contemplated transactions or to dispose of or make any change to its business, expend any material funds or incur any other material burden.

          "Books and Records" shall have the meaning set forth in Section 2.1(e) of this Agreement.

          "Closing" and "Closing Date" shall have the meanings set forth in
Article 3 of this Agreement.

          "Closing Balance Sheet" shall have the meaning set forth in Section
2.8 of this Agreement.

          "Code" shall mean the Internal Revenue Code of 1986, as amended.

          "Commercial Paper Rate" shall mean the interest rate from time to time quoted in the Money Rates section of The Wall Street Journal for high-grade unsecured notes sold through dealers by major corporations for ninety (90) days.

          "Contracts" shall have the meaning set forth in Section 2.1(b) of this Agreement.

          "Effective Time" shall mean 6 p.m. Eastern Standard Time on the Closing Date.

          "Encumbrances" shall mean security interests, claims, liens, encumbrances, equities, charges or other interests of third parties.

          "Equipment" shall have the meaning set forth in Section 2.1(c) of this Agreement.

          "Excluded Assets" shall have the meaning set forth in Section 2.2 of this Agreement.

          "Excluded Liabilities" shall have the meaning set forth in Section 2.4 of this Agreement.

          "Governmental Entity" means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

          "Intellectual Property" shall have the meaning set forth in Section 2.1(f) of this Agreement.

          "Inventory" shall have the meaning set forth in Section 2.1(g) of this Agreement.

          "Knowledge" -- a Person will be deemed to have "knowledge" of a particular fact or other matter if: (i) such Person is actually aware of such fact or other matter; or (ii) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter had a reasonably comprehensive investigation concerning the existence of such fact or other matter been conducted. A Person (other than an individual) will be deemed to have knowledge of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, member, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, knowledge of such fact or other matter.

          "Leased Real Property" shall have the meaning set forth in Section 2.1(a) of this Agreement.

          "Losses" shall have the meaning set forth in Section 10.1 of this Agreement.

          "Ordinary course of business" shall mean the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

          "Permitted Encumbrances" shall mean (i) liens for taxes not yet due and payable, and (ii) Encumbrances relating to the assets and properties of the Seller that have been properly disclosed to Buyer on an appropriate exhibit or schedule to this Agreement.

          "Permitted Real Property Exceptions" shall mean, as to any parcel of Leased Real Property, easements, rights of way, licenses, covenants, restrictions and other similar charges, imperfections in title, and other matters that appear on a report of title procured by Buyer, if any, or if not procured or not appearing thereon, that are disclosed in writing to Buyer and, in either case, do not, in the opinion of Buyer, adversely affect the current uses or value of the Leased Real Property.

          "Person" shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or governmental body.

          "Purchase Price" shall have the meaning set forth in Section 2.5(a) of this Agreement.

          "Purchased Assets" shall have the meaning set forth in Section 2.1 of this Agreement.

          "Retained Amount" shall have the meaning set forth in Section 2.5(b) of this Agreement.

          "Retained Leased Real Property" shall mean the property located at 2529 Laude Drive, Rockford, Illinois 61109.

          "Special Excluded Assets" shall have the meaning set forth in Section 2.2(f) of this Agreement.

          "Tax" means any foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, transfer, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding tax or charge imposed by any Governmental Entity, any interest and penalties (civil or criminal) related thereto or to the non-payment thereof, and any Loss in connection with the determination, settlement or litigation of any Tax liability.

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          "Tax Return" means a report, return or other information required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that include Seller.

          "Unaudited Statements" shall have the meaning set forth in Section 4.7 of this Agreement.

          "Vehicles" shall have the meaning set forth in Section 2.1(d) of this Agreement.

          "Year End Statements" shall have the meaning set forth in Section 4.7 of this Agreement.

                                    ARTICLE 2
                PURCHASED ASSETS; PURCHASE PRICE; RETAINED AMOUNT

          2.1 Purchased Assets. In reliance upon the warranties, representations, and covenants contained in this Agreement, and on the terms and subject to the conditions of this Agreement, the Seller agrees that at the Closing, the Seller will sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees that at the Closing it will purchase from the Seller free and clear of all liabilities (fixed or contingent), obligations, and Encumbrances of any nature or kind whatsoever, all of the right, title, and interest of the Seller in and to (i) the Business as a going concern and (ii) all of the assets, properties, and rights of the Seller constituting the Business or used by the Seller therein, of every type and description, real and personal, tangible and intangible, wherever located and whether or not reflected on the books and records of the Seller including, without limitation, the following, but excluding the Excluded Assets:

               (a) all assignable warranties of third parties with respect to the fixtures and improvements (including equipment related thereto) located on the parcels of real property listed on Schedule 4.12(a) which are subject to such leases in favor of the Seller (collectively, the "Leased Real Property");

               (b) all of the contracts, leases, warranties, commitments, agreements, arrangements, credit guaranties, and purchase and sales orders of the Seller, whether oral or written related to the Business, pursuant to which the Seller enjoys any right or benefit (which term includes the right to receive income in respect thereof on and after the Closing Date) (collectively, the "Contracts");

               (c) all machinery, equipment (including office equipment and machines), tools, computers, computer software, telephones and telephone systems, parts, accessories and the like, wherever located and all assignable warranties of third parties with respect thereto (collectively, the "Equipment");

               (d) all motor vehicles, trucks, forklifts, and other rolling stock of the Seller (collectively, the "Vehicles");

               (e) all data, data bases, books, records, correspondence, business plans and projections, records of sales, customer and vendor lists, files, papers, historical personnel records, manuals and printed instructions relating to the Purchased Assets or to the operation of the Business of the Seller (collectively, the "Books and Records");

               (f) all of the Seller's patents, designs, art work, designs-in-progress, formulations, know-how, prototypes, inventions, trademarks, trade names, trade styles, service marks and copyrights; registrations and applications therefore, both registered and unregistered, foreign and domestic; trade secrets or processes; confidential or proprietary information; and computer software and modifications thereof, both source and object code licensed to or from or authored by the Seller together with all documentation, manuals, flow charts and logic diagrams related thereto (collectively, the "Intellectual Property");

               (g) all raw materials, work-in-process, finished goods, scrap inventory, and supplies wherever located of the Seller, including but not limited to, all rights of the Seller against suppliers of such materials, and including, without limitation, the Seller's rights to receive refunds or rebates in connection with their purchases thereof (collectively the "Inventory");

               (h) all causes of action, claims, and demands relating to the Business or the Purchased Assets; and

               (i) all other assets owned or used by the Seller or others in connection with the Business, wherever located, real or personal, tangible or intangible, including prepaid expenses; provided, however, that the Purchased Assets shall not include, and Buyer shall not acquire, any right, title, or interest of the Seller in or to the Excluded Assets.

          All of the items described in this Section 2.1 to be purchased by Buyer and that are not Excluded Assets are hereinafter collectively referred to as the "Purchased Assets."

          2.2 Excluded Assets. The Seller shall not sell and Buyer shall not purchase or acquire and the Purchased Assets shall not include:

               (a) the Seller's corporate record books containing minutes of meetings of the Board of Directors and stockholders, Tax Returns and records (except such relating to the Seller's business, e.g., employee and tax records, other than income tax records, that are needed by Buyer in connection with its use of the Purchased Assets after the Closing);

               (b) records having to do with the Seller's organization;

               (c) any rights that accrue or will accrue to the Seller under this Agreement;

               (d) cash, including without limitation, the Seller's bank accounts and marketable securities of the Seller;

               (e) all accounts, notes, and other receivables of the Seller from sales to customers (collectively, the "Accounts Receivable");

               (f) those certain maintenance shop assets, including the certain antique assets and the desk of Charles N. Salberg, all as listed on Schedule 2.2(f), together with such assets' corresponding book value which in the aggregate will not exceed $300,000 (the "Special Excluded Assets");

               (g) any life insurance on the lives of the Stockholders; and

               (h) Seller's interest in and Retained Leased Real Property commonly known as 2529 Laude Drive, Rockford, Illinois 61109 and all assignable warranties of third parties with respect to the fixtures and improvements located thereon.

          The assets described in this Section 2.2 are herein collectively referred to as the "Excluded Assets."

          2.3 Assumption of Certain Liabilities. At the Closing, as additional consideration for the sale, conveyance, transfer, and delivery of the Purchased Assets, Buyer shall assume, pay, perform, and become obligated for, commencing on and effective from the Effective Time, only the following liabilities and obligations of the Seller as they existed and in the amounts immediately prior to the completion of the Effective Time, but excluding any obligations or liabilities arising from or relating to any period prior to the Effective Time or any then existing event which constitutes, or with the passage of time if not remedied will constitute, a breach or violation of or default by the Seller under the such agreements; and provided further that Buyer shall be liable only for performance under such agreements with respect to periods subsequent to the Effective Time (the "Assumed Liabilities"):

               (a) All Seller's Contracts listed on Exhibit 4.13 and those not required to be listed thereon as a result of the provisions of Section 4.13, but excluding the existing leases between Seller and RC Partnership and the Deferred Compensation Agreement dated January 1, 1988 between Seller and Robert E. Boettcher.

          2.4 Excluded Liabilities. Except as expressly provided in Section 2.3, Buyer shall not assume or become liable for any obligations, commitments, or liabilities of the Seller, whether known or unknown, absolute, contingent, or otherwise, and whether or not related to the Purchased Assets. The obligations and liabilities of the Seller not assumed by Buyer shall be retained and discharged by the Seller and are referred to as the "Excluded Liabilities". Without limiting the generality of the preceding sentence, the Excluded Liabilities include: any liability with respect to any claim or cause of action, regardless of when made or asserted, that arises (A) out of or in connection with the operations of the Business prior to the Effective Time (including without limitation any such liability with respect to Inventory backlog that results from actions, inactions or other events on or prior to the Effective Time, even if the sale of the Inventory in question occurs after the Effective
Time) or (B) with respect to any product purchased or manufactured or any service provided by the Seller on or prior to the Effective Time, including, without limitation, any liability or obligation (x) pursuant to any express or implied representation, warranty, agreement, or guarantee made by the Seller or alleged to have been made by the Seller or (y) imposed or asserted to be imposed by operation of law, in connection with any service performed or product designed, manufactured, sold, or leased by or on behalf of the Seller on or prior to the Effective Time, including without limitation, any claim related to any product delivered in connection with the performance of such service and any claims seeking to recover for consequential damage, lost revenue or income, pursuant to any doctrine of product liability.

          2.5 Purchase Price.

               (a) General. Subject to the fulfillment or written waiver of the conditions set forth in this Agreement, as consideration for the sale, transfer, and conveyance of the Purchased Assets, Buyer shall pay the Seller the sum of $10,893,955 (the "Purchase Price"), subject to adjustment as provided below. The Purchase Price reflects the net book value, as of June 30, 2003, of $4,046,541 for Inventory, $256,188 for prepaid expenses, $1,591,226 for Equipment and $5,000,000 for goodwill. As additional consideration, the Buyer shall assume the Assumed Liabilities as provided in Section 2.3 above

               (b) Payment of Purchase Price. Of the Purchase Price, $10,643,955 shall be paid to the Seller at Closing by wire transfer of immediately available federal funds in accordance with the written directions of the Seller as provided to Buyer; provided, however, that the Seller agrees that Buyer may disburse directly to LaSalle Bank that portion of the Purchase Price necessary to satisfy in full the amounts outstanding under the existing credit facilities between the Seller and LaSalle Bank in order to permit the Purchase Assets to be transferred to the Buyer free and clear of any Encumbrances of LaSalle Bank. Subject to possible set-off as provided in Section 10.9, the remaining $250,000 (the "Retained Amount") shall be paid to the Seller as follows: $125,000 on the date that is one hundred eighty (180) days after the Closing Date, and the remaining $125,000 shall be paid to Seller on the date that is three hundred sixty (360) days after the Closing Date, in each case with interest thereon at the Commercial Paper Rate, less any indemnification claims made pursuant to
Section 10.3, that have been made but have not yet been paid from the Retained Amount. The Retained Amount will be held subject to the terms and conditions of an Escrow Agreement in the form attached hereto as Exhibit 2.5(b).

               (c) Allocation of Purchase Price. The consideration paid for the Purchased Assets (which shall equal the Purchase Price) shall be allocated among the Purchased Assets in accordance with Treasury Regulations Section 1.1060-1T(d). The parties shall jointly determine the general parameters of such allocation prior to the Closing and shall jointly determine the specifics of such allocation within ninety (90) days after the Closing and shall be bound by such allocation and report the transactions contemplated by this Agreement for state and federal income tax purposes in accordance with such allocation.

          2.6 Recourse to Retained Amount Not Exclusive. The rights of Buyer to seek indemnification from the Retained Amount shall be in addition to, and not be in limitation of, the rights of Buyer under any other provision of this Agreement, including without limitation, Article 10.

          2.7 Accounts Receivable Collection Procedures. Buyer shall utilize the normal, historical Accounts Receivable collection practices used by Buyer, or, at Buyer's option, by the Seller, with the Seller's full cooperation during the period commencing on the Closing Date and ending on the date that is ninety (90) days following the Closing Date ( the "Collection Period") in order to collect the Accounts Receivables for the benefit of the Seller; provided however, that Buyer shall not be required to commence litigation against any Accounts Receivable debtor or to turn any Account Receivable over to a collection agent. During the Collection Period, each of Buyer and the Seller shall report on a bi-weekly basis, to each other, the aggregate amount of all Accounts Receivables collected during such period, which report shall identify all Accounts Receivables of the Seller collected. To the extent Buyer receives any moneys in payment of any of the Accounts Receivables, whether during or after the collection period, Buyer shall transmit all such payments received to the Seller with each bi-weekly report delivered as provided herein. Subject to any existing security interest of Seller's lender in the Accounts Receivable and payment of Seller's remaining accounts payable on terms no more favorable than payments on accounts payable to Buyer, Buyer will have the right to set off any amounts owed to Buyer by Seller, whether pursuant to this Agreement or otherwise, including without limitation outstanding amounts payable due from Seller to Buyer, against any Accounts Receivable collected by Seller pursuant to this Section. If neither Buyer nor Seller has received notice from a customer that an Accounts Receivable is disputed, and such Accounts Receivable remains outstanding at the end of the Collection Period, Buyer will continue for an additional ninety (90) days to utilize the same collection practice to collect such Accounts Receivable as was utilized during the Collection Period. Upon the expiration of the Collection Period, the Buyer may cease rebilling, and upon ceasing rebilling, shall turn over the billing records for any unpaid Seller's account receivable to whomever the Seller shall direct. The Buyer agrees to refrain from extending credit to any account debtor included among the Seller's Accounts Receivable on terms any more favorable than historically extended by the Seller to such account debtor in light of the amount and aging of such account debtor's unpaid account balance included in the Seller's accounts receivable.

          2.8 Purchase Price Adjustment.

               (a) Closing Balance Sheet. Within ninety (90) days after the Closing Date, Buyer and the Seller jointly shall prepare a balance sheet with respect to the Seller as of the close of business on the Closing Date, which balance sheet shall be prepared in accordance with a cost value basis that is consistent with the methods, principles and procedures as were used to prepare the Year End Statements, all in accordance with generally accepted accounting principles consistently applied ("GAAP") (the "Closing Balance Sheet"). If the Closing Balance Sheet should reflect a transaction of a kind that the Seller had not previously recorded, the Seller and Buyer jointly shall determine the methods, principles and procedures to be employed to account for and record such transaction.

               (b) Determination of Adjusted Net Worth. Based on the Closing Balance Sheet, which shall be promptly delivered to the Seller, Buyer shall determine and promptly notify the Seller of (i) the value of the Inventory, Equipment, Vehicles and prepaid expenses of the Seller plus (ii) the book value of the Special Excluded Assets, but not in excess of $300,000 as reflected on the Closing Balance Sheet (the amount of such calculation shall be referred to as the "Asset Value"), which Closing Balance Sheet and determination of the Asset Value shall be final and binding if the Seller does not object in writing within thirty (30) days after receipt of such notification and calculation from Buyer. For purposes of determining the Asset Value, the parties agree that the value of any Inventory, Equipment, Vehicles, prepaid expenses and Special Excluded Assets is conclusively assumed to be equal to such asset's net book value as reflected on the Closing Balance Sheet. If the Seller objects to the Closing Balance Sheet and such determination and Buyer and the Seller are unable to mutually agree to such determination, Buyer and the Seller shall jointly appoint a firm of independent certified public accountants to determine the Asset Value. The decision of the accounting firm making the determination shall be final and binding on Buyer and the Seller, and the fees of the accounting firm shall be borne equally by Buyer and the Seller.

               (c) Determination of Excess or Deficit Asset Value. If the Asset Value exceeds $5,893,955, such excess shall be referred to in this Agreement as the "Excess Amount." If the Asset Value is less than the $5,893,955, such deficit shall be referred to in this Agreement as the "Deficit Amount."

               (d) Adjustment of Amount of Purchase Price. In the event there shall be either an Excess Amount or Deficit Amount, Buyer shall pay the Excess Amount (plus interest thereon from the Closing Date at the Commercial Paper
Rate) to the Seller, or the Seller shall pay the Deficit Amount to Buyer (plus interest thereon from the Closing Date at the Commercial Paper Rate), in immediately available federal funds, within ten (10) days after the determination thereof. Any such payment not made within ten (10) days after the determination of the Asset Value shall accrue interest at the Commercial Paper Rate plus two percent (2%) per annum until paid. The Stockholders shall personally guarantee any Deficit Amount owed by Seller to Buyer not to exceed the consideration received by the Stockholders from the sale of the Purchased Assets.

               (e) Procedure. The personnel, offices, books and records, and computer hardware and software heretofore used by the Seller for accounting purposes shall be utilized for the purpose of the preparation of the Closing Balance Sheet.

                                    ARTICLE 3
                                     CLOSING

          3.1 Closing Date. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the "Closing") shall be held at the offices of Seller's Counsel, Williams & McCarthy, 321 West State Street, Suite 400, Rockford, Illinois at 9:00 a.m. on the tenth (10th) day after the later of the approval of the transactions contemplated by this Agreement by all regulatory authorities required by federal or state law, or at such other time, date and place as the parties to this Agreement may otherwise agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

          3.2 Closing Deliveries. At the Closing on the Closing Date, the Seller and the Stockholders shall deliver to Buyer a Bill of Sale and General Assignment in the form attached as Exhibit 3.2, and such other documents as Buyer may reasonably require to transfer title to the Purchased Assets to Buyer in the condition required by this Agreement and to consummate the transactions contemplated by this Agreement.

          3.3 Prorations. Buyer and the Seller shall apportion the following items with respect to the Purchased Assets as of the Effective Time:

               (a) real and personal property Taxes payable by the Seller, prorated upon the basis of the tax year for which assessed (unless undeterminable as of the Effective Time and then based upon the previous year's real and personal property Taxes) and payable and apportioned upon the basis of the actual number of days in such year; and

               (b) utility charges payable by the Seller, prorated upon the basis of the payment period and payable and apportioned upon the basis of the actual number of days in such period.

                                   ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES
                       OF THE STOCKHOLDERS AND THE SELLER

          As an inducement to Buyer entering into this Agreement and consummating the transactions contemplated hereby, and with the knowledge that Buyer shall rely thereon, the Seller and the Stockholders jointly and severally make the following representations and warranties to Buyer, each of which is true and correct on the date hereof and will be true and correct as of the Closing Date, shall be unaffected by any investigation heretofore or hereafter made by Buyer, or any knowledge of Buyer, and shall survive the Closing of the transactions as provided for in Section 10.2 below. All statements and information contained in any certificate, instrument, schedule or document delivered by or on behalf of the Seller shall be deemed representations or warranties by the Seller and the Stockholders.

          4.1 Organization and Standing. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. The Seller has full corporate power and authority to carry on the Business as it is now being conducted and to own, lease and/or operate its properties in the places where the Business is being conducted and where such properties are owned, leased or operated. A true and correct copy of the Seller's (i) Articles of Incorporation and all amendments thereto to date, certified as of a recent date by the appropriate Secretary of State, are attached hereto as Exhibit 4.1(a) and (ii) Bylaws, as now in effect, certified by its corporate secretary, are attached hereto as Exhibit 4.1(b). The minute and stock books of the Seller will be made available for inspection by Buyer and its representatives at any reasonable time or times prior to the Closing and will be complete and correct as of the date of any such inspection and on the Closing Date.

          4.2 Qualification To Do Business. The Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which, by reason of the character of its properties owned or leased or the nature of its activities or otherwise, it is required to be so qualified.

          4.3 No Interest in Properties, Competitors, Etc. There is no corporation, partnership or other business organization in which the Seller owns, directly or indirectly, any capital stock or other equity interest, or with respect to which the Seller, alone or in combination with others, is a control person. Except as disclosed on Schedule 4.3, neither the Stockholders nor any officer of the Seller nor any member of their families (i) owns, directly or indirectly, in whole or in part, any of the properties necessary for the business of the Seller as currently conducted, or (ii) owns, directly or indirectly, any interest in (except for the ownership of marketable securities of publicly owned corporations, representing in no case more than one percent of the outstanding shares of such class of securities) or controls or is an employee, officer, director or partner of, participant in or consultant to any corporation, association, partnership, limited partnership, joint venture or other business organization which is a competitor, supplier, customer, landlord or tenant of the Seller.

          4.4 Ownership of the Seller; Corporate Approvals. The Stockholders own all of the issued and outstanding voting capital stock of the Seller. Except as otherwise described on Schedule 4.4, there are no existing warrants, options, stock purchase agreements, redemption agreements, restrictions of any nature, calls or rights to subscribe of any character relating to the Capital Stock of the Seller.

          4.5 Authority. The execution, delivery and performance of this Agreement by each of the Seller and the Stockholders and the transactions contemplated have been duly and validly authorized and approved by all necessary action on the part of, and this Agreement has been duly and validly executed and delivered by, each of the Seller and the Stockholders. This Agreement is the legal, valid, and binding obligation of each of the Seller and the Stockholders, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditor's rights generally and subject, as to enforceability, to general principles of equity (whether applied in a proceeding in equity or at law).

          4.6 No Violations. The execution, delivery and performance of this Agreement by the Seller and Stockholders will not (i) in the case of the Seller, violate Seller's Articles of Incorporation or Bylaws, (ii) violate any provisions of law or any order of any court or any Governmental Entity to which either of them is subject, or by which the Purchased Assets may be bound, (iii)
(a) other than Seller's credit agreements with LaSalle Bank, conflict with, result in a breach of, or constitute a default under, any indenture, mortgage, lease, agreement, or other instrument to which either of them is a party or by which either of them or any of the Purchased Assets may be bound, or (b) result in the creation of any Encumbrance upon any of the Purchased Assets, or other than Seller's credit agreements with LaSalle Bank, result in the acceleration of the maturity of any payment date of any of the liabilities of either of them or increase or adversely affect the obligations of either of them thereunder or
(iv) other than Seller's credit agreements with LaSalle Bank, violate any term or provision of, or result in a default, give rise to any right of termination, cancellation or acceleration or cause the loss of any right or option under any contract to which the either of them is a party.

          4.7 Financial Statements. The following financial statements of the Seller have been delivered and acknowledged to Buyer: the financial statements of the Seller for the fiscal years ended December 31, 2001 and 2002 (the "Year End Statements"), audited by McGladrey & Pullen, L.L.P., together with the report thereon of such firm, and the unaudited financial statements of the Seller for the year ended December 31, 2003 (the "Unaudited Statements"), all of which statements (1) are in all material respects in accordance with the books and records of the Seller; (2) are true and accurate statements in all material respects and fairly set forth the financial condition and results of the operations of each such entity as of the relevant dates thereof and for the periods covered thereby; (3) have been prepared in accordance with GAAP consistently applied; and (4) contain and reflect all necessary material adjustments for a fair presentation of the results of operations and financial condition for the periods covered by the statements, subject to the qualification that the Unaudited Statements are subject to normal year-end adjustments (the aggregate of which will not be material) and lack complete footnotes and other presentation items. The Seller has not received any advice or notification from its independent certified public accountants that the Seller has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Year End Statements, the Unaudited Statements or the books and records of the Seller any material properties, assets, liabilities, revenues, or expenses of the Seller and no such improper accounting practice has been used. The Year End Statements and the Unaudited Statements do not contain or reflect any material items of special or nonrecurring income, or other material income not earned in the ordinary course of business, except as set forth in the notes thereto. The books, records, and accounts of the Seller maintained with respect to the businesses of the Seller accurately and fairly reflect in all material respects, in reasonable detail, the transactions and the assets and liabilities of the Seller with respect to the businesses of the Seller. The Seller has not engaged in any transaction with respect to the businesses of the Seller, maintained any bank account for the businesses of the Seller or used any of the funds of the Seller in the conduct of the businesses of the Seller, except for transactions, bank accounts, and funds which have been and are reflected in all material respects in the normally maintained books and records of the Seller.

          4.8 Absence of Undisclosed Liabilities. Except as disclosed on the Unaudited Statements, the Seller was not, as of December 31, 2003, obligated for, nor were any of its assets or properties subject to, as of December 31, 2003, an amount of liabilities and obligations of any kind in the aggregate (whether known or unknown, secured or unsecured, accrued, absolute, direct or indirect, contingent or otherwise, and whether due or to become due) that are in excess of the aggregate amount of liabilities and obligations shown on the Unaudited Statements. To the Seller's Knowledge there are no facts in existence on the date hereof that might reasonably serve as the basis now or in the future for any liabilities or obligations, other than those liabilities and obligations specifically disclosed in the Unaudited Statements or in this Agreement or the exhibits hereto.

          4.9 Title to Purchased Assets. Except for dispositions in the ordinary course of business consistent with past practice made since December 31, 2003, the Seller or the Stockholders have good and marketable title to all of the Purchased Assets, and such Purchased Assets are subject to no mortgage, guaranty, judgment, execution, pledge, lien, conditional sales agreement, security agreement, encumbrance or charge, except as disclosed pursuant to this Agreement (with respect to which no default exists) and the security interests of LaSalle Bank which shall be released prior to the Closing. All such Purchased Assets referred to above, to the Seller's Knowledge, are operated in conformity with all applicable laws, ordinances and regulations.

          4.10 Equipment and Vehicles. Schedule 4.10 contains a true and correct list and a brief description (including, in the case of Vehicles, vehicle registration or tag numbers) as of a recent date (but not prior to December 31,
2003), which date is so specified thereon, of all Equipment and Vehicles wherever located or, if leased, to whom leased, and any and all assignable warranties of third parties with respect thereto owned by the Seller. All of the Equipment and Vehicles, that are used in or necessary to the conduct of the Seller's business as presently conducted by the Seller are in good operating condition (reasonable wear and tear excepted) and have been adequately maintained at all times while owned by or under the control of the Seller and are usable for the continued operation of the businesses of the Seller as the same are presently conducted. None of the Equipment or Vehicles that is used in or necessary to the conduct of the Seller's business as presently conducted by the Seller is in need of maintenance or repairs necessary to perform its respective functions, except for ordinary, routine maintenance and repairs, which heretofore has been performed as needed in accordance with good industry standards, the cost of which is not reasonably expected to vary from historic patterns.

          4.11 Inventory. All Inventory reflected on the Unaudited Statements is, and all Inventory on the Closing Date will be, in all material respects, of a quantity and quality usable or salable in the ordinary course of the Business; is now and on the Closing Date will be located on or in route to the regular business premises of the Seller and has been or will be acquired by the Seller only in bona fide transactions entered into in the ordinary course of business. Such Inventory is not valued on the Unaudited Statements and will not be valued on the Closing Date Balance Sheet in accordance with the historical inventory cost value accounting practices of Seller, consistently applied all in accordance with GAAP.

          4.12 Leased Real Property.

               (a) Schedule 4.12(a) contains a true and correct list of each parcel of Leased Real Property leased by the Seller and utilized by the Seller in the Business. True, correct and complete copies of all documents evidencing the leases described in Schedule 4.12(a) have been delivered to Buyer prior to the date of this Agreement. Each of the leases described on Schedule 4.12(a) is now, and will be on the Closing Date, in full force and effect; and there are not now, and will not be on the Closing Date, any existing defaults or events of default, real or claimed, or events which with notice or lapse of time or both would constitute defaults, thereunder. All such leases except as otherwise indicated on Schedule 4.12(a) are fully assignable without the consent of any third party.

               (b) The improvements on the Leased Real Property do not violate any applicable state or local laws, private restrictive covenant or governmental use restrictions (including zoning), building ordinances, or health and safety ordinances except to the extent that such violation would not have a material, adverse effect on the Business or Purchased Assets.

               (c) There are no pending or, to the Seller's Knowledge, threatened condemnations, planned public improvements, annexation, special assessments, zoning, or subdivision changes, or other adverse claims affecting the Leased Real Property.

               (d) All licenses, permits and approvals required for the occupancy and operation of the Leased Real Property (with appurtenant parking uses) have been obtained and are in full force and effect, and there are not violations in connection with such items.

               (e) Neither the Seller nor the Stockholders possess any studies or reports that indicate any defects in the design or construction of any of the improvements on the Leased Real Property.

               (f) There are no past due Taxes, assessments, or other charges affecting the Leased Real Property.

          4.13 Contractual Obligations. All material Contracts are listed on
Schedule 4.13, and true and correct copies will be delivered to Buyer promptly following the meetings described in Section 12.6 between Buyer and Seller's employees. For purposes hereof, "material" shall not include routine contracts, agreements or commitments that do not exceed $25,000 in amount and that are made in the usual and ordinary course of business of the Seller; provided, however, all purchase orders or other agreements relating to outstanding orders shall be deemed material regardless of amount. Each of the Contracts is in full force and effect and there are no existing defaults or events of default, real or claimed, or events, which with notice or lapse of time or both would constitute defaults. To the Seller's Knowledge, there is no Contract that contains any contractual requirement with which there is a reasonable likelihood that the Seller or any other party thereto will be unable to comply. There exists no actual or, to the Seller's Knowledge, any threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Contract. The Seller has not granted any power of attorney with respect to the Business or the Purchased Assets or Leased Real Property that remains outstanding.

          4.14 Intellectual Property. Schedule 4.14 contains a true and accurate list of all material Intellectual Property. No Intellectual Property infringes upon or conflicts with any rights claimed therein by third parties, and no use by the Seller of any Intellectual Property licensed to it, violates the terms of any agreement pursuant to which it is licensed or, violates or infringes upon the asserted rights of others. The Seller does not manufacture products that are the subject of patents, patent applications, copyrights, copyright applications, trademarks, trademark applications, trade styles, service marks, or trade secrets owned by or licensed to third parties. Neither the manufacture, use or sale by the Seller of products, or any component or part thereof, nor any manufacturing operation or machinery employed by the Seller violates or infringes upon any claims of any United States or foreign patent or patent application owned or held by any third party. No suit, action, proceeding or claim has ever been instituted, is presently pending or, to the Seller's Knowledge is threatened, that disputes the Seller's ownership or use of any of the Intellectual Property.

          4.15 Tax Matters. Except as may result from the consummation of the transactions contemplated hereby, neither the Seller nor the Stockholders have any liability for Taxes that would affect in any way whatsoever Buyer's rights, title and interest in or Buyer's right to use or enjoy (free and clear of any lien or restriction other than Permitted Encumbrances) any of the Purchased Assets or any aspect of the Business acquired by Buyer pursuant to this Agreement. The Seller (i) has prepared and filed in a timely manner all federal, state and local Tax Returns as are and have been required to be filed by it, which returns were true and correct in all material respects and prepared on a basis consistent with applicable federal, state and local law, all Taxes and other amounts due were shown thereon to be due, and all such amounts have been paid in full; (ii) has not executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period for assessment or collection of any income or other Taxes; (iii) is not a party to any pending action or proceeding by any Governmental Entity for assessment or collection of Taxes, and no claim for assessment or collection of Taxes has been asserted against any of them; and
(iv) no formal claims have been made or asserted against the Seller by the United States government or by any state or foreign country or local government for income or any other Taxes, except such as have been paid or (whether or not disputed) are disclosed in this Agreement.

          4.16 Litigation. Except as described in Schedule 4.16, neither the Seller nor the Stockholders: (i) are engaged in, a party to, subject to or, to the Seller's Knowledge, threatened with any claim, controversy, legal or equitable action or other proceeding (whether as plaintiff, defendant or otherwise) involving the Purchased Assets or the Business; and (ii) is a party to or subject to any judgment, order, decree or restriction against them or any of the Purchased Assets or the Business. Except as set forth in Schedule 4.16, there has been no reservation of rights by any insurance carrier.

          4.17 Compliance With Applicable Laws.

               (a) Neither the Seller nor the Stockholders are subject to any judgment, order, writ, injunction, or decree that adversely affects the Purchased Assets or the Business. The Seller and the Stockholders have at all times, including in connection with the operation of the Business, complied with all laws, ordinances, rules and regulations of all applicable jurisdictions, whether federal, state, local or foreign, and of all authorities having jurisdiction over the Seller or any of the Purchased Assets, including but not limited to the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 (1988), et seq.

               (b) The Seller, the Stockholders, any employee or agent of the Business, or any other person acting on behalf of the Seller or the Business, other than customary client entertainment, has not directly or indirectly (i) made any contribution, gift, bribe, payoff, influence payment, kickback or other payment to any person, private or public, regardless of form, whether in money, property or services, in order to obtain favorable treatment in securing business, or to pay for favorable treatment for business secured, or to obtain special concessions in connection with the Business, or (ii) established or maintained any fund or asset of the Seller which has not been recorded on the books of the Seller or violated, any federal, state or local law, ordinance or regulation regulating or prohibiting anti-competitive conduct, activities or policies, including but not limited to, the Sherman and Clayton Antitrust Acts and the Robinson-Patman Act, as amended.

          4.18 Employment-Related Matters.

               (a) Schedule 4.18(a) contains a true and correct list of all present salaried employees, all present employees whose aggregate compensation during 2002 was in excess of $40,000 as reflected on their federal form W-2, all present employees whose aggregate compensation during 2003 was in excess of $40,000 as reflected on their federal form W-2, and all independent sales representatives, distributors, manufacturer's representatives, consultants (other than legal and accounting) and independent contractors employed or engaged by the Seller, the basis of their remuneration, their total remuneration for the year ended December 31, 2003, and a description of all perquisites and fringe benefits they receive or are eligible to receive. This information is provided for informational purposes only. Buyer assumes no obligation to continue salaries, perquisites, or fringe benefits currently provided by Seller.

               (b) Except as disclosed on Schedule 4.18(b), the Seller is not a party, nor does the Seller have any obligation pursuant, to any oral or written agreement, collective bargaining or otherwise, with any party regarding the rates of pay or working conditions of any of the employees of the Seller nor is the Seller obligated under any agreement to recognize or bargain with any labor organization or union on behalf of such employees. Neither the Seller nor any of its officers, directors, or employees has been charged or, to the Seller's Knowledge, threatened, with the charge of any unfair labor practice.

               (c) The Seller is in compliance with all applicable federal and state laws and regulations concerning the employer-employee relationship and with all agreements relating to the employment of the Seller's employees, as the case may be, including applicable wage and hour laws, worker compensation statutes, unemployment laws, and social security laws and the federal Health Insurance Portability and Accountability Act. There are no pending or, to the Seller's Knowledge, threatened claims, investigations, charges, citations, hearings, consent decrees, or litigation concerning: wages, compensation, bonus, commissions, awards, or payroll deductions; equal employment or human rights violations regarding race, color, religion, sex, national origin, age, handicap, veteran's status, marital status, disability or any other recognized class, status, or attribute under any federal, state or foreign equal employment law prohibiting discrimination; representation petitions or unfair labor practices; grievances or arbitrations pursuant to current or expired collective bargaining agreements; occupational safety and health; workers' compensation; wrongful termination, negligent hiring, invasion of privacy or defamation; or immigration.

               (d) The Seller is not liable for any unpaid wages, bonuses or commissions (other than those not yet due) or any Tax, penalty, assessment or forfeiture for failure to comply with any of the foregoing.

               (e) All officers, employees, and agents of the Seller are employees at will and for indefinite terms and there is no outstanding agreement or arrangement with respect to severance payments.

               (f) Simultaneous with the transfer of the Business to Buyer at the Effective Time, Seller will discontinue its operations of the Business and terminate employees employed at the Business. Any severance pay, accrued vacation pay, retirement-related benefits, commissions, accrued compensation, workers' compensation claims, medical claims, or any employment or termination claim arising out thereof, if any, shall be for the account of Seller for such employees to the date of their termination or arising hereafter relative to their employment by the Seller.

          4.19 OSHA. The Seller is in compliance with all applicable laws relating to employee health and safety; and neither past or present conditions of the Purchased Assets violated or violate any material and applicable legal requirements or otherwise can be made the basis of any claim, proceeding, or investigation based on violations of the rules and regulations of the Occupational Safety and Health Administration or any state law.

          4.20 Insurance Coverage. The Purchased Assets and the Business are insured under various policies of general liability and other forms of insurance, the principal terms of all of such policies being described on
Schedule 4.20. During the ownership and operation of the Seller by the Stockholders, the Seller has never experienced an insured claim that was in excess of its coverage limits. Neither the Seller nor the Stockholders have refused any insurance with respect to the Business or the Purchased Assets, nor has coverage been limited, by any insurance carrier to which the Seller or the Stockholders have applied for insurance or with which the Seller or the Stockholders have carried insurance during the past five (5) years.

          4.21 Returns and Cancellations. To the Seller's Knowledge, there are no claims with respect to returns, or trial use arrangements that could result in the return of products sold by the Seller by reason of alleged overshipments, defective or unsatisfactory products, the expiration of trial use arrangements or otherwise. There are no products in the hands of customers under an understanding that such product would be refundable other than as set forth in the Contracts. The Seller does not know or have reason to believe that either the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will result in any cancellations or withdrawals of accepted and unfilled orders for the sale, license, lease or other transfer of any product.

          4.22 Employee Benefit Plans.

               (a) The Seller has, for the benefit of its employees, maintained or participated in those self-insured health plans or health insurance plans listed on Schedule 4.22(a) (such plans being collectively referred to as the "Medical Plans").

               (b) Except as described in Schedule 4.22(b), the Seller neither has in force, is a party to, nor maintains, or ever has had in force, been a party to, or maintained, any employee welfare benefit plan or employee pension benefit plan ("Benefit Plans") within the respective meanings of Section 3(1) or
Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and as to all Benefit Plans, the Seller has met all their respective funding obligations thereunder such that all vested rights for future payments may be satisfied..

               (c) The Seller has complied with the applicable requirements for its Benefit Plans as set forth in the Code and ERISA, including, without limitation, Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as "COBRA." After the Closing Date, the Seller shall be solely responsible for complying with all applicable requirements of COBRA, including all applicable employee notice requirements, with respect to all employees and their beneficiaries who lose health benefits as a result of this transaction and with respect to any and all other employees and their beneficiaries who first become eligible for COBRA continuation benefits before the Closing. Buyer (whether based on claims or allegations that Buyer is a successor employer or otherwise) shall not be subject to or suffer any damage or liability directly or indirectly resulting from any failure of the Seller to so comply with all applicable requirements of the Code and ERISA, including COBRA. At all times when applicable prior to the Closing, the Seller has complied with the requirements of COBRA and ERISA Sections 601 through 609.

               (d) With respect to the Medical Plans, the Seller has at all times complied with the nondiscrimination requirements of Section 105(h) of the Code. With respect to the Medical Plans and Benefit Plans, the Seller is, and each of the Medical Plans and each of the Benefit Plans are, in full compliance with ERISA, the Code and other applicable laws. All of the employees of the Seller whose service with the Seller was terminated within the past three (3) years had been offered continuation coverage under COBRA and the persons listed on Schedule 4.22(d) attached are such of those employees who have accepted the continuation coverage requirements of COBRA and as to whom eligibility for such continuation coverage extends through the Effective Time.

               (e) Within the past five (5) years, the Seller (nor any entity under common control within the meaning of Sections 414(b), 414(c), 414(m) or 414(o) of the Code) did not at any time, nor does it now, maintain, participate in or have any obligation to contribute to any multiemployer plan, as defined in ERISA Section 3(37). Neither the Seller nor any entity under common control has at any time withdrawn from any multiemployer plan with respect to which there is any withdrawal or other liability (whether assessed or not) as of the Effective Time.

               (f) There are no actions, audits or claims pending or threatened against the Seller, the Purchased Assets or the Business with respect to the maintenance of any Benefit Plan, other than routine claims for benefits by employees.

               (g) The Seller has operated, and has caused its appointees and nominees to operate, each pension plan (within the meaning of Section 3(2) of ERISA) in a manner that is in compliance with the terms thereof and with all applicable law, regulations and administrative agency rulings and requirements applicable thereto, except for any such violations that individually or in the aggregate would not have a material adverse effect on the Seller or the Business. There is no action pending, or, to the Seller's Knowledge, threatened litigation relating to any pension plan.

               (h) Full payment has been made of all amounts that the Seller is required, under applicable law or under any pension plan to have paid as contributions thereto as of the last day of the most recent fiscal year of each pension plan ended prior to the date hereto. Each pension plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities," within the meaning of
Section 4001(a)(16) of ERISA (as determined on the basis of actuarial assumptions contained in the plan's most recent actuarial valuation), did not exceed the then current value of assets of such plan, and there has been no material adverse change in the financial condition of such plan since the last day of the most recent plan year. Benefits under all pension plans are as represented and have not been increased subsequent to the date of such documents.

               (i) There does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA nor has there been issued a waiver of the minimum funding standards imposed by the Code with respect to any pension plan nor are there any excise taxes due or to become due under Section 4971 of the Code with respect to the funding of any such plan for any plan year or other fiscal period prior to the Closing Date. The Seller has not provided, nor is the Seller required to provide, security to any pension plan of the Seller pursuant to Section 401(a)(29).

               (j) With respect to each pension plan and that is subject to the provisions of Title IV of ERISA, each and every one of the following is true:

                    (1) There has not occurred any "reportable event" within the meaning of Section 4043 of ERISA or the regulations thereunder for which the 30-day reporting requirement has not been waived;

                    (2) There exists no ground upon which the Pension Benefit Guaranty Corporation ("PBGC") would require termination of such plan or appointment of itself or its nominee as trustee;

                    (3) All PBGC premiums for all plan years ended prior to the Closing Date, to the extent due and payable, have been paid in full, and all premiums required to be paid as of the Effective Time for the current plan year, have been paid in full, including late fees, interest and penalties, if and to the extent applicable; and

                    (4) No condition or event currently exists or currently is expected to occur that could result, directly or indirectly, in any liability of the Seller under Title IV of ERISA, whether to the PBGC or otherwise (except for required premium payments under Title IV of ERISA which payments have been or will be made when due) on account of termination of the plan.

          4.23 Environmental Matters.

               (a) The Seller and the Stockholders, with respect to the Business and the Leased Real Property:

                    (1) are in compliance with all laws, rules and regulations relating to environmental protection (the "Environmental Laws"). Neither the Seller nor the Stockholders have (x) been notified that it is potentially liable under, or (y) received any requests for information or other correspondence concerning any site or facility under, nor has the Seller or the Stockholders any reason to believe that it is considered potentially liable under, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any similar federal or state law;

                    (2) have accurately prepared and timely filed with the appropriate jurisdictions all reports and filings required pursuant to any federal, state, or local law, regulation, statute, or order applicable to or affecting the Seller, the Business or the Purchased Assets;

                    (3) have not entered into or received any consent decree, compliance order, or administrative order relating to environmental protection;

                    (4) have not entered into or received nor is the Seller or the Stockholders in default under any judgment, order, writ, injunction or decree of any federal, state, or municipal court or other Governmental Entity relating to environmental protection;

                    (5) have obtained all environmental permits that are required under federal, state, or local laws, rules, and regulations in connection with the Business or the ownership, use, or lease of the Purchased Assets, and Schedule 4.23(a) contains a complete list and description of each such environmental permit. The Seller and the Stockholders are in compliance with each such environmental permit (including any information provided on the applications therefore), and no environmental permit restricts the Seller or the Stockholders from operating any of the Equipment covered by such environmental permit to the full capacity of such Equipment, twenty-four (24) hours a day, seven (7) days a week; and

               (b) With respect to the Business and the Leased Real Property:

                    (1) there are no actions, suits, claims, arbitration proceedings, or complaints pending or, to the Seller's Knowledge, threatened or under consideration by any Governmental Entity, municipality, community, citizen, or other entity, against the Seller or the Stockholders relating to environmental protection, nor to the Seller's Knowledge is there any basis for any such action, suit, claim, proceeding, or complaint;

                    (2) there has been no disposal, release, burial, or placement of hazardous or toxic substances, pollutants, contaminants, petroleum, gas products, or asbestos-containing materials (as any of such terms may be defined under current federal, state, or local law) (hereinafter collectively referred to as "Hazardous Materials") on, in, at, or about any facilities or Leased Real Property used for or in connection with the Business; and other than as disclosed on Schedule 4.23(b) there has been no disposal, release, burial, or placement of Hazardous Materials, in a manner which is in violation of applicable law, on, in, at, or about any other facility to which Hazardous Materials from the Business or the Leased Real Property may have been taken.
Schedule 4.23(b) contains a list of all facilities or locations to which Hazardous Materials from the Business may have been taken;

                    (3) other than as disclosed on Schedule 4.23(b), there has been no disposal, release, burial, or placement of Hazardous Materials on any property or facility not owned or operated in the present or the past by the Seller or the Stockholders which may result or has resulted in contamination of or beneath any properties or facilities used by or for the benefit of the Seller (other than a disposal, release, burial or placement for which such other owner has full liability (including for any and all fines and remediation associated with such contamination) and for which such other owner has, and can reasonably be expected to continue to have, more than sufficient financial ability to satisfy).

                    (4) other than as disclosed on Schedule 4.23(b), there are no underground storage tanks.

          4.24 Absence of Changes. Since December 31, 2003, through the date of this Agreement, there has not been any transaction or occurrence in which the Seller has:

               (a) suffered any material adverse change in its business, operations, condition (financial or otherwise), liabilities, assets, earnings, or prospects nor has there been any event that has had or may have a material adverse effect on any of the foregoing;

               (b) incurred any obligations or liabilities of any nature other than items incurred in the regular and ordinary course of business consistent with past practice, or increased (or experienced any change in the assumptions underlying or the methods of calculating) any bad debt, contingency, or other reserve, other than in the ordinary course of business consistent with past practice;

               (c) paid, discharged, or satisfied any claim, lien, encumbrance, obligation, or liability (whether absolute, accrued, contingent, and whether due or to become due), other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice of claims, liens, encumbrances, obligations, or liabilities that are reflected or reserved against in the Unaudited Statements;

               (d) permitted, allowed, or suffered any of the Purchased Assets of the Seller to be subjected to any Encumbrance other than the Permitted Encumbrances;

               (e) written down or written up the value of any the Inventory (including write-downs by reason of shrinkage or markdowns);

               (f) other than immaterial adjustments made in the ordinary course of business canceled any debts or waived any claims or rights;

               (g) made any capital expenditure or commitment in any one case in excess of $10,000 for additions to property, plant, equipment, intangible, or capital assets, other than for emergency repairs or replacement;

               (h) except as disclosed on Schedule 4.24(h), incurred any long term indebtedness;

               (i) except as disclosed on Schedule 4.24(i), paid, loaned, distributed, or advanced any amounts to, sold, transferred, or leased any properties or assets (real, personal or mixed, tangible or intangible) to, purchased, leased, licensed, or otherwise acquired any properties or assets from, or entered into any other agreement or arrangement with (i) any stockholder or officer of the Seller, (ii) any corporation or partnership in which any Affiliate of the Seller is an officer, director, or holder directly or indirectly of five percent (5%) or more of the outstanding equity or debt securities, or (iii) any person controlling, controlled by, or under common control with any such partner, stockholder, officer, director, or Affiliate of the Seller;

               (j) other than dividend payments made in the ordinary course of business to the Stockholders in amounts sufficient to cover the income tax liability of the Stockholders arising from inclusion of the Seller's income in the personal income tax returns of the

Stockholders, made any declaration or setting aside or payment of any dividend or other distribution in respect of any of the Stockholders, or any direct or indirect redemption, purchase or other acquisition of such stock ownership;

               (k) issued any shares in the Seller or granted any options for the purchase thereof;

               (l) sold, transferred, or otherwise disposed of any of the assets or properties of the Seller except in the ordinary course of business consistent with past practice; or

               (m) made any change in any method of accounting or accounting principle, practice, or policy.

          4.25 Approvals and Consents. Except as provided on Schedule 4.25, no authorization, consent, approval, designation, or declaration by, or filing with, any Governmental Entity and no approval or consent from any party to a Contract, is necessary or required as a condition to the validity of this Agreement and the consummation of the transactions contemplated hereby.

          4.26 Disclosure. No representation or warranty made by the Seller or the Stockholders in this Agreement, or any of the documents and papers required to be delivered by or on behalf of the Seller or the Stockholders pursuant to this Agreement or in connection with the consummation of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE 5
                     REPRESENTATIONS AND WARRANTIES OF BUYER

          Buyer hereby represents and warrants to the Seller and the Stockholders the following:

          5.1 Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has full corporate power and authority to carry on its business as it is now being conducted and to own, lease and/or operate its properties in the places where its business is being conducted and where such properties are owned, leased or operated.

          5.2 Authority. The execution, delivery and performance of this Agreement by Buyer and the transactions contemplated hereby shall have been duly and validly authorized and approved by all necessary action on the part of, and this Agreement has been duly and validly executed and delivered by, Buyer. This Agreement shall be the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditor's rights generally and subject, as to enforceability, to general principles of equity (whether applied in a proceeding in equity or at law).

          5.3 No Violations. The execution, delivery and performance of this Agreement by Buyer will not (i) violate Buyer's Articles of Incorporation or Bylaws, (ii) violate any provisions of law or any order of any court or any Governmental Entity to which Buyer is subject, (iii) conflict with, result in a breach of, or constitute a default under, any indenture, mortgage, lease, agreement, or other instrument to which Buyer is a party.

          5.4 Approvals and Consents. No authorization, consent, approval, designation, or declaration by, or filing with, any Governmental Entity, and no approval or consent from any party to a Contract, is necessary or required as a condition to the validity of this Agreement and the consummation of the transactions contemplated hereby.

          5.5 Disclosure. No representation, warranty or statement made by Buyer in this Agreement, or any of the documents and papers required to be delivered, by or on behalf of Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE 6
                  COVENANTS AND OBLIGATIONS OF SELLER AND BUYER

          6.1 Actions Prior to Closing. From the date of this Agreement through the Closing Date, except to the extent expressly contemplated by this Agreement, the Seller covenants that the Seller shall not, without the prior written consent of Buyer, and the Stockholders covenant that the Stockholders will not, without the written consent of Buyer, take any action or fail to take any action so as to allow the Seller to:

               (a) suffer any material adverse change in the assets or properties of the Seller or in the operations, condition (financial or otherwise), liabilities, earnings, or prospects of the Seller relative to that as of the date of this Agreement;

               (b) enter into any transaction, take any action or fail to take any action that would result in, or could reasonably be expected to result in or cause, any of the representations, warranties, disclosures, agreements or covenants of the Stockholders and the Seller contained in this Agreement, the exhibits hereto or any document delivered pursuant to this Agreement or in connection with the consummation of the transactions contemplated hereby to not be true and complete at and as of the time immediately after the occurrence of such transaction or after the action is taken or failed to be taken, and also on the Closing Date;

               (c) other than in the ordinary course of business, enter into any contract that extends for a period in excess of six (6) months or that involves aggregate liability in excess of $5,000;

               (d) make any change in any method of accounting or accounting principle, practice or policy, or increase (or change any assumption underlying or method of calculating) any bad debt, contingency, or other reserve other than in the ordinary course of business consistent with past practice;

               (e) write-down or write-up the value of any of the Purchased Assets;

               (f) breach, terminate, or waive, other than in the ordinary course of business, any provision under any of the Contracts;

               (g) other than dividend payments made in the ordinary course of business to the Stockholders in amounts sufficient to cover the income tax liability of the Stockholders arising from inclusion of the Seller's income in the personal income tax returns of the Stockholders, either declare, set aside or pay any dividend or distribution to any stockholder;

               (h) pay off any note payable to or make any payment to any stockholder, debenture holder, or officer of the Seller other than in the ordinary course of business consistent with past practices;

               (i) other than the continued leasing of the Leased Real Property from RC Partnership, engage in any other transactions with any stockholder;

               (j) incur any increase in its liabilities from that reflected in the Unaudited Statements, except in the ordinary course of business consistent with past practices; or

               (k) amend its Articles of Incorporation or bylaws.

          6.2 Conduct of the Business Until Closing. Except as Buyer may otherwise consent in writing, from the date of this Agreement through the Closing Date, the Seller hereby covenants that it will do the following, and the Stockholders covenant that the Stockholders will not, without the written consent of Buyer, take any action inconsistent with, or fail to take any action that would be reasonably necessary to carry out, the following:

               (a) operate the businesses of the Seller substantially as previously operated and only in the regular and ordinary course, not make any purchase or sale, or introduce any new method of management or operation, and use Seller's Best Efforts to maintain and preserve intact the goodwill, reputation, present business organization, and relationships of the Seller with persons having business dealings with them;

               (b) maintain the assets and properties of the Seller, real and personnel, in good order and condition, reasonable wear and use excepted, and maintain all policies of insurance covering the assets and properties of the Seller in amounts and on terms substantially equivalent to those in effect on the date hereof;

               (c) maintain the average number of days of accounts payable at not more than the average reflected in the Unaudited Statements and collect all accounts receivable in accordance with prudent business practices;

               (d) comply with all laws applicable to the conduct of the businesses of the Seller; and

               (e) maintain the Books and Records of the Seller in the usual, regular, and ordinary manner, on a basis consistent with past practices; and, consistent with past practices, prepare and file all federal, state, local and foreign Tax Returns and amendments thereto required to be filed by the Seller after taking into account any extensions of time granted by such taxing authorities.

          6.3 Action, Approvals and Consents. Schedule 4.25 discloses the extent to which the sale, transfer, assignment or delivery by the Seller to the Buyer of any asset included in the Purchased assets is not permitted without the consent, approval, or novation of a third party. Seller will use its Best Efforts, at its sole cost and expense, to obtain prior to the Closing all consents and approvals necessary or appropriate for the consummation of the transactions contemplated hereby. All such consents and approvals will be in writing and in form and substance reasonably satisfactory to Buyer, and executed counterparts thereof will be delivered to Buyer at Closing. This Agreement will not constitute an agreement to assign or transfer any interest in any instrument, contact, lease, permit or other agreement or arrangement of the Business or any claim, right or benefit arising thereunder or resulting therefrom, if an assignment or transfer without the consent or approval of a third party would constitute a breach or violation thereof or adversely affect the rights of Buyer or the Business. If a consent or approval of a third party that is required to assign any instrument, contract, lease, permit, or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom is not obtained prior to the Closing, or if an attempted assignment would be ineffective or would adversely affect any interest of Buyer or the Business, Seller will indemnify buyer and hold Buyer harmless from any damage or loss resulting from the failure to obtain such consent or approval and will cooperate with Buyer, at Seller's expense, in any reasonable arrangement to provide that Buyer will receive the interest of Seller in the benefits under any such instrument, contract, lease, permit, or other agreement or arrangement.

          6.4 Prohibition on Solicitation or Consideration of Other Offers. During the period from the date of this Agreement to the Closing Date, the Stockholders and the Seller hereby covenant that they will take such steps as are reasonably necessary to assure that the Stockholders and the Seller: (i) will not solicit, entertain, encourage, discuss or negotiate with any other person, or provide any person with nonpublic information relating to, the possible merger, consolidation, reorganization or acquisition of the Seller, or a sale of all or substantially all of the Seller's assets or effect same, (ii) will not solicit, entertain, encourage, discuss, negotiate or effect a sale of a controlling interest in the Seller, (iii) will not solicit, entertain, encourage, discuss or negotiate any offers to sell any of the Seller's assets (except in the ordinary course of business) or effect same, and (iv) will notify Buyer upon receipt of any unsolicited offer to enter into any of the transactions described in this paragraph. In addition but not in substitution of the exclusivity provisions of this Section, Seller acknowledges the substantial resources that Buyer has and will continue to expend to work towards the consummation of this transaction, and that Buyer may forego or defer other strategic opportunities in the interim. Accordingly, as a material inducement to Buyer entering into this Agreement, expending the resources necessary to work towards the consummation of this transaction, and Buyer's possible foregoing or deferring of other strategic opportunities, Seller agrees that if it sells or transfers all or a material part of the Business, the Purchased Assets or the Leased Real Property or a material interest therein to any third party (or enters into an agreement (including a term sheet, memorandum of understanding, letter of intent or similar document) to do any of the foregoing) on or before June 30, 2004, then Seller will owe Buyer the sum of $350,000. Seller acknowledges and agrees that this sum represents the reasonable value of the effort that Buyer will expend in this transaction (a determination of an exact value being difficult or impossible to calculate), that this sum is not a penalty or forfeiture of any kind, and that Buyer would not have entered into this Agreement but for Seller's agreement with this provision.

          6.5 Access to Properties and Records, Etc. Between the date of this Agreement and the Closing, Buyer and its counsel, accountants and other representatives will be given full access during normal business hours to all of the properties, personnel, Books and Records, Tax Returns, Contracts, commitments and records of the Seller, and Buyer will be furnished with all such additional documents (certified if requested) and information with respect to the affairs of the Seller as Buyer or its counsel or accountants may from time to time reasonably request. All Books and Records of the Seller delivered to the Buyer pursuant to this Agreement shall be made available to the Seller and its agents by the Buyer at reasonable times during regular business hours, for a period of five (5) years after the Closing, and the Seller may, at its own expense, make such excerpts or copies therefrom as it may request. Upon the expiration of five (5) years from the Closing, the Buyer will not destroy any such records without ninety (90) days prior written notice to the Seller, and if the Seller so requests, the Buyer at its option, either shall continue to maintain and provide the Seller access to such records or deliver such records to the Seller.

          6.6 Supplemental Disclosure. The Stockholders hereby covenant that between the date of this Agreement and the Closing, they will promptly advise Buyer in writing of any fact that, if existing or known by the Stockholders at the date of this Agreement, would have been required to be set forth in or disclosed pursuant to Article 4 of this Agreement and will supplement promptly or amend the Schedules to Article 4 with respect to any matter hereafter arising or discovered that, if existing or known by him at the date of this Agreement, would have been required to be set forth or listed in any such Schedule and (b) the Seller hereby covenants that it will promptly advise Buyer in writing of any fact that, if existing or known by the Seller at the date of this Agreement, would have been required to be set forth in or disclosed pursuant to this Agreement and will supplement promptly or amend the Schedules hereto with respect to any matter hereafter arising or discovered by the Seller that, if existing or known by it at the date of this Agreement, would have been required to be set forth or listed in any such Schedule, including any default by the Seller or any other party under any Contract; provided, however, that in either case and for the purpose of the rights and obligations of the parties hereunder, any such supplemental disclosure shall not be deemed to have been disclosed as of the date of this Agreement unless so agreed to in writing by Buyer or after such disclosure to Buyer in writing Buyer elects to close anyway; and, in either such event, such disclosure shall be considered to amend the Schedules hereto.

          6.7 Additional Reports. From the date of this Agreement through the Closing Date, the Seller and the Stockholders will deliver to Buyer, promptly after they become available, true and correct copies of all internal management and control reports (including aging of accounts receivables, listings of accounts payable, and inventory control reports) and financial statements related to the Seller, the Business or the Purchased Assets. Each such report shall be in accordance with the books and records of the Seller, and, in the case of financial statements, shall present fairly the financial condition of the Seller as of the dates indicated and the results of operations for the periods then ended, and be prepared in accordance with GAAP consistently applied throughout the periods involved (with any unaudited financial statements being subject to normal year end adjustments and lacking certain footnotes and other presentation items), and shall reflect reserves, based upon the Seller's Knowledge, for all known liabilities and reasonably anticipated losses.

          6.8 Capital Expenditures. From the date of this Agreement through the Closing Date, the Seller shall cause its management to discuss with Buyer any capital expenditure in excess of $5,000 proposed to be made prior to making and prior to entering into any contract or commitment for such capital expenditure, other than emergency capital expenditures. No capital expenditure in excess of $5,000 (other than emergency capital expenditures for repairs and maintenance of the assets and properties of the Seller) shall be made by the Seller prior to the Closing Date without the prior consent of Buyer, which consent shall not be unreasonably withheld. The Seller will promptly notify Buyer of the nature and extent of emergency capital expenditures made by the Seller without the prior written consent of Buyer.

          6.9 Satisfaction of Conditions. From the date of this Agreement through the Closing Date, the Seller and the Stockholders collectively shall use their Best Efforts to cause to be satisfied all conditions to the obligation of Buyer to consummate the transactions contemplated hereby.

          6.10 Employment Matters. The Seller acknowledges and agrees to each of the following:


               (a) The Buyer does not accept any collective bargaining or other employment agreements between the Seller and its employees, and expressly declines to accept or be bound by the terms of any such collective bargaining or other employment agreements. The Buyer is not obligated and does not accept or adopt any wage rates, employee benefits, employment policies, or any other terms or conditions of employment currently or previously maintained by the Seller.

               (b) The Buyer has and will exercise the right to establish its own wages, benefits, and other terms and conditions of employment.

               (c) The Buyer does not assume, undertake, or accept any obligations, duties, responsibilities or liabilities of the Seller that may presently exist or arise in the future to employees or former employees of the Seller arising out of their employment by the Seller under any federal, state or municipal law or regulation.

               (d) Except as provided in Section 6.11, the Buyer neither has nor assumes any obligations with regard to future or continued employment of employees of the Seller and makes no representations with regard to the intent of the Buyer to retain or employ employees of the Seller. Employees of the Seller will be permitted to apply for employment with the Buyer. Any employee of the Seller who applies for employment with the Buyer will be considered on the same basis as any other applicant. Offers of employment, if any, by the Buyer to any employees of the Seller shall be conditioned upon acceptance of the employment terms and conditions established by the Buyer.

               (e) The Buyer shall not adopt or maintain any Medical Plans or Benefit Plans previously maintained by the Seller for the benefit of any employee employed by, or previously employed by, the Seller, or any of such employee's or former employee's dependents or beneficiaries. In the event that Buyer shall become responsible for providing any continuation coverage under COBRA for those employees who first became eligible for COBRA continuation coverage prior to the Closing Date, the Seller shall reimburse Buyer for all costs associated with providing such continuation coverage.

               (f) The Buyer (whether based on claims or allegations that the Buyer is a successor employer or otherwise) shall not be subject to or suffer any damage or liability directly or indirectly resulting from any failure of the Seller to so comply with all applicable requirements of the Code and ERISA, including COBRA.

          6.11 Offers of Employment. The Buyer shall offer employment to Robert
E. Boettcher, Paul Hendricks, John Leyden and other key management personnel. The Stockholders represent that, promptly after the execution of that certain Letter of Intent among the Stockholders, the Seller and the Buyer, the Stockholders instructed Messrs. Hendricks and Leyden in writing that, until the Closing Date and unless expressly authorized by the Buyer, such individuals should not discuss or otherwise make any statement, promise or representation to anyone concerning the Buyer's hiring of any of Seller's employees or the terms and conditions under which the Buyer may offer employment to any of Seller's employees other than the form of statement attached as Exhibit 6.11). If any of Messrs. Boettcher, Hendricks and Leyden does not comply with such instructions, the Buyer shall have the right to withdraw any offer of employment to any such noncompliant individual made pursuant to this section and otherwise shall have no obligation to any such noncompliant individual under this section.

          6.12 WARN Act Compliance. The Seller shall have complied with any conditions and obligations of the Worker Adjustment and Retraining Notification Act (the "WARN Act") by the Closing Date. The Buyer shall not be liable for any liability resulting from any failure of the Seller to comply with the requirements of the WARN Act including any filings thereunder

          6.13 Termination of Existing Leases and Execution of New Leases. Simultaneous with transfer of the Business to Buyer at the Effective Time, Seller shall have terminated the existing leases for the Leased Real Property between the Seller and RC Partnership and RC Partnership shall have entered into new leases between the Buyer and RC Partnership for the Leased Real Property owned by RC Partnership upon the terms and conditions provided on the lease term sheet attached hereto as Exhibit 6.13.

          6.14 Accounts Receivable Security Agreement. Seller shall enter into a Security Agreement substantially in the form attached hereto as Exhibit 6.14 granting to Buyer a priority security interest in and to all of the Accounts Receivable of Seller junior to and subordinated only to LaSalle Bank on terms satisfactory to LaSalle Bank.

                                   ARTICLE 7
                     CONDITIONS PRECEDENT TO THE OBLIGATIONS
                                    OF BUYER

          The obligations of Buyer under this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (the fulfillment of any of which may be waived in writing by Buyer):

          7.1 Accuracy of Representations and Warranties. The representations and warranties of the Stockholders and the Seller contained in this Agreement and any documents delivered in connection herewith shall not only have been true and complete as of the date of this Agreement and when made but shall also be true and complete as though again made on the Closing Date.

          7.2 Compliance. The Stockholders and the Seller shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by them at or prior to the Closing.

          7.3 Certified Articles and Bylaws. Buyer shall have received a copy of the Seller's Articles of Incorporation certified by the Secretary of State of Illinois dated within thirty (30) days prior to the Closing Date and an officer's certificate of the Seller certifying the respective Bylaws of the Seller as of the Closing Date.

          7.4 Good Standing Certificates. Buyer shall have received a certificate executed by the Secretary of State of Illinois dated within thirty
(30) days prior to the Closing Date certifying that the Seller is a corporation in good standing under the laws of such state and shall have received a certificate from the secretary of state of each other state where the Seller is qualified to do business dated within thirty (30) days prior to the Closing Date certifying that the Seller is a corporation in good standing under the laws of such states.

          7.5 No Litigation, Etc. There shall not be any action, litigation, proceeding, investigation, regulation, or legislation pending or threatened that seeks to enjoin, restrain, prohibit or invalidate the consummation of the transactions contemplated hereby, or to obtain damages from any party in connection with such transactions or in respect of the consummation of the transactions contemplated hereby, or which seeks to enjoin the operation of a portion of the Purchased Assets or the Stockholders that, in the reasonable judgment of Buyer, would be reasonably likely to involve material expense to the Seller or lapse of time that would be materially adverse to the interests of the Seller or otherwise make it inadvisable for Buyer to consummate the transactions contemplated by this Agreement.

          7.6 Operation in the Ordinary Course. The Seller shall have operated the businesses of the Seller in the ordinary course (except as otherwise permitted by this Agreement or as agreed to by Buyer as evidenced by Buyer's written consent).

          7.7 Consents and Waivers. The Seller and the Stockholders shall have obtained in writing the consents, approvals, and authorizations referred to in
Section 4.25. Further, Buyer shall have received a true and correct copy of each consent and waiver otherwise required for the execution of this Agreement and the consummation of the transactions contemplated hereby. All required authorizations, orders, or approvals of any Governmental Entity shall have been obtained, and Buyer shall be reasonably satisfied with the terms, conditions, and restrictions of and obligations under each such consent, waiver, authorization, order, or approval.

          7.8 Certificates. The Seller and the Stockholders shall have delivered to Buyer all such certificates or other documents, dated as of the Closing Date, as Buyer shall reasonably request to evidence the fulfillment by the Seller and the Stockholders, as of the Closing Date, of the terms and conditions of this Agreement.

          7.9 Incumbency. Buyer shall have received a certificate of incumbency of the Seller listing the officers of the Seller authorized to execute this Agreement, certifying as to the authority of each such officer to execute all appropriate agreements, documents, and instruments on behalf of the Seller in connection with the consummation of the transactions contemplated herein.

          7.10 Opinion of Counsel. Buyer shall have received the written opinion of the Seller's Counsel, dated as of the Closing Date, in form, scope, and substance reasonably satisfactory to Buyer and Buyer's counsel.

          7.11 Certified Resolutions. Buyer shall have received a certificate of the Secretary, Assistant Secretary or other authorized officer of each of the Seller containing a true and correct copy of the resolutions duly adopted by the board of directors of the Seller and the Stockholders approving and authorizing this Agreement and the transactions contemplated hereby. The Secretary, Assistant Secretary or other authorized officer so executing the certificate shall also certify that such resolutions have not been rescinded, revoked, modified, or otherwise affected and remain in full force and effect.

          7.12 Accuracy of Documents. Examination by Buyer shall not have disclosed any material inaccuracy in the representations and warranties of the Seller or the Stockholders set forth in this Agreement or in the Schedules or Exhibits attached hereto or in any of the documents and instruments delivered to Buyer pursuant hereto.

          7.13 Investigation of Certain Matters. Buyer and its counsel and accountants shall have made, after the date of this Agreement, any additional verifying investigations, including but not limited to physical inventory, inventory of work-in-process and raw material valuation, review of financial statements and underlying working papers and such other investigations as may confirm the accuracy of the financial statements and the extent of the liabilities affecting the value of the Seller's Business; and such verifying investigations shall not have disclosed any material failure to substantially conform to the representations of the Seller and Stockholders, including, but not limited to those arising from a reduction in or absence of any anticipated assets or an increase in actual or contingent liabilities.

          7.14 Opinions, Reports, Etc. All opinions, reports, appraisals and studies concerning the Seller received by Buyer shall have been reasonably satisfactory to Buyer.

          7.15 Material Adverse Change. There shall not have occurred any material adverse change in the Business or Purchased Assets of the Seller including, without limitation, any damage to or destruction or loss of any Purchased Assets or Contracts of the Seller (regardless of whether insured).

          7.16 Environmental Matters. Buyer shall have received the environmental audit reports requested by Buyer within 5 days of the date of this Agreement (copies of which shall also be delivered to the Seller and the Stockholders), which reports shall not indicate the existence of any condition or occurrence as to any parcel of Leased Real Property that is inconsistent with the representations and warranties of the Seller and the Stockholders under this Agreement.

          7.17 Lease Agreements. Buyer and RC Partnership shall have entered into leases for the Leased Real Property owned by RC Partnership upon the terms and conditions provided on the lease term sheet attached hereto as Exhibit 6.13.

          7.18 LaSalle Bank Approvals. LaSalle Bank shall have delivered any approvals or consents under the existing loan documents of the Seller necessary to permit the consummation of the transaction herein.

                                    ARTICLE 8
              CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE SELLER
                              AND THE STOCKHOLDERS

          The obligations of the Seller and the Stockholders under this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (the fulfillment of any one of which may be waived in writing by the Seller and the Stockholders):

          8.1 Accuracy of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall not only have been true and complete on the date of this Agreement and when made but shall also be true and complete as though again made on the Closing Date.

          8.2 Compliance. Buyer shall have performed and complied with all agreements, covenants and conditions required by this Agreement hereto to be performed and complied with by Buyer at or prior to the Closing.

          8.3 No Litigation, Etc. There shall not be any action, litigation, proceeding, investigation, regulation, or legislation pending or threatened that seeks to enjoin, restrain, prohibit or invalidate the consummation of the transactions contemplated hereby, or to obtain damages from any party in connection with such transactions or in respect of the consummation of the transactions contemplated hereby.

          8.4 Consents and Waivers. All required authorizations, orders, or approvals of any Governmental Entity shall have been obtained, and the Seller shall be reasonably satisfied with the terms, conditions, and restrictions of and obligations under each such consent, waiver, authorization, order, or approval.

          8.5 Lease Agreements. Buyer and RC Partnership shall have entered into leases for the Leased Real Property owned by RC Partnership upon the terms and conditions provided on the lease term sheet attached hereto as Exhibit 6.13.

          8.6 Opinion of Counsel. Seller shall have received the written opinion of the Buyer's Counsel, dated as of the Closing Date, in form, scope, and substance reasonably satisfactory to Seller and Seller's counsel.

          8.7 LaSalle Bank Approvals. Seller and Stockholders shall have obtained the agreement of LaSalle Bank to the amendment of the RC Partnership loan documents to release Seller's guarantee of RC Partnership indebtedness and to the cancel the leases with Seller and the substitution of new leases for the Leased Real Property owned by RC Partnership with Buyer as tenant.

                                    ARTICLE 9
                              RESTRICTIVE COVENANTS

          9.1 Noncompetition.

               (a) The Seller and the Stockholders agree that, for a period of five years from and after the Closing Date, they shall not, directly or indirectly, (i) enter into, engage in, be employed by, consult with, conduct or have any ownership interest in businesses that fabricates and sells concrete construction supplies and steel reinforcing bar in competition with any of the businesses conducted by the Seller or Buyer, their Affiliates or with any of their respective successors to either of them, or (ii) solicit, sell or service any of the customers of any of the businesses conducted by the Seller, Buyer, their Affiliates or any of the successors to either of them with products and/or services similar to the products or services offered by the Seller, Buyer, their Affiliates or any of their respective successors.

               (b) Conduct shall be prohibited by this Section 9.1 regardless of how it is carried out, whether as an independent contractor, partner or joint venturer, or as an officer, director, stockholder, agent, employee or salesman for any person, time partnership, corporation or other entity. The foregoing restrictions shall not apply to the ownership by a stockholder of no more than one percent of the then outstanding securities of any company whose stock is traded on a national securities exchange or is quoted on NASDAQ.

          9.2 Nonsolicitation.

               (a) The Seller and the Stockholders agree that upon consummation of the Closing, for a period of five years from and after the Closing Date, they will refrain from soliciting and will not, either directly or indirectly, as independent contractor, employee, consultant, agent, partner or joint venturer, or as an officer, director, stockholder, member, agent or employee of any firm, person, partnership or corporation, or otherwise, solicit the employees of Buyer, their Affiliates or any of their respective successors, to leave the service of their employer, or employ any such employees.


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
               (b) Conduct shall be prohibited by this Section 9.2 regardless of how it is carried out whether as an independent contractor, partner or joint venturer, or as an officer, director, stockholder, member, agent, employee or salesman for any person, firm, partnership, corporation or other entity. The foregoing restrictions shall not be deemed to be violated if the solicitation is made by a company in which a stockholder owns no more than one percent of the then outstanding securities where such stock is traded on a national securities exchange or is quoted on NASDAQ.

          9.3 Non-Disclosure. The Stockholders acknowledge that during the course of the Stockholders' relationship with the Seller and through the Closing Date, the Stockholders may have received or obtained or may receive or obtain proprietary and confidential technical and business information with respect to the business operations of the Seller, including, by way of illustration and not limitation, technical know-how, tooling techniques, customer lists, research data, business and financial methods and practices, business plans, and marketing, pricing and selling techniques (collectively, the "Confidential Information"); provided, however, that the term Confidential Information shall not include that portion of such information, if any, that (i) is publicly available and has not become such by action of any stockholder of the Seller,
(ii) is disclosed by a third party who is not an employee or agent of the Seller or a former employee or agent of the Seller or in breach of an obligation of confidentiality or (iii) becomes publicly available after the date of this Agreement through no act of any stockholder of the Seller. The Stockholders further acknowledge that the Seller would be substantially damaged by any association of the Stockholders with a competitive business enterprise in which the Stockholders used the Confidential Information gained during the Stockholders' association with the Seller to compete directly with the Seller. In view of the foregoing, the Stockholders agree that upon consummation of the Closing they will not, for a period of five years from and after the Closing Date, without Buyer's prior written approval, print, publish, divulge or communicate in any manner to any Person, except as required by law, or use, directly or indirectly, any Confidential Information. The Stockholders further agree that they will keep confidential all records, papers and computer data and any copies thereof relating to the Confidential Information.

          9.4 Enforcement.

               (a) It is agreed and understood by and among the parties to this Agreement that the restrictive covenants set forth in Sections 9.1, 9.2 and 9.3 are each individually essential elements of this Agreement and that, but for the agreement of the Seller and the Stockholders to comply with such covenants, Buyer would not have agreed to enter into this Agreement. Such covenants of the Seller and the Stockholders shall be construed as agreements independent of any other provision of this Agreement and independent of each other. The existence of any claim or cause of action of a stockholder against the Seller, Buyer or any Affiliate thereof, whether predicated on this Agreement, or otherwise, shall not constitute a defense to the enforcement by Buyer of such restrictive covenants.

               (b) It is agreed by the parties to this Agreement that if any portion of the restrictive covenants set forth in Sections 9.1, 9.2 or 9.3 is held to be unreasonable, arbitrary or against public policy, then each such covenant shall be considered divisible both as to time and geographical area, with each month of a specified period being deemed a separate period of time and each state being deemed a separate geographical area, it being the intention of the parties that a lesser period of time or geographical area shall be enforced so long as the same is not unreasonable, arbitrary or against public policy. The parties to this Agreement agree that, in the event any court of competent jurisdiction determines that a specified time period or a specified geographical area is unreasonable, arbitrary or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary and not against public policy may be enforced against the Stockholders.

               (c) The parties hereto agree that damages at law will be an insufficient remedy to Buyer in the event that the restrictive covenants of this
Article 9 are violated and that, in addition to any remedies or rights that may be available to Buyer, Buyer shall also be entitled, upon application to a court of competent jurisdiction, to obtain injunctive relief to enforce the provisions of this Article 9.

                                   ARTICLE 10
                                 INDEMNIFICATION

          10.1 Losses. For the purposes of this Article 10, "Losses" shall mean any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs, and expenses (including without limitation, interest, penalties, and reasonable attorneys' and other professional fees and expenses and other costs and expenses incident to any suit, action, investigation or other proceeding, whether before or at trial or upon appeal).

          10.2 Survival of Representations, Warranties, Etc. All representations, warranties, covenants and agreements made by the Seller and the Stockholders in this Agreement or any of the exhibits shall, regardless of any investigation that may have been or may be made at any time by or on behalf of Buyer, survive the Closing until the two-year anniversary of the Closing Date, provided, however, that (i) any representation or warranty with respect to tax matters shall survive the Closing until the applicable tax statute of limitations with respect thereto shall have expired, and (ii) any matter that is based successfully upon fraud shall survive the Closing until the applicable statute of limitations with respect thereto shall have expired; the representations, warranties, covenants and agreements contained in Section 4.23 shall survive the Closing until the five-year anniversary of the Closing Date; and the representations, warranties, covenants and agreements contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, and 4.9 shall survive the Closing without limitation; and provided, further, that any representations, warranty, covenant and agreement that is the subject of a claim or dispute asserted in writing prior to the expiration of the applicable of the above-stated periods shall survive with respect to such claim or dispute until the final resolution thereof.

          10.3 Indemnification by the Stockholders and the Seller. The Stockholders and the Seller agree that, notwithstanding the delivery of any instruments of conveyance, and any transfer of the Purchased Assets or any liquidation or dissolution of Seller, subject to the limitations in Section 10.10.

               (a) The Stockholders will individually, without liability for the conduct of the other Stockholder, indemnify and hold harmless Buyer, its Affiliates and their respective officers, directors and employees from, for an against any Losses arising in connection with or from their own personal breach of the covenants in Article 9.

               (b) The Stockholders and Seller will jointly and severally indemnify and hold harmless Buyer, its Affiliates and their respective officers, directors and employees from, for and against any Losses arising in connection with or from:

                    (1) any breach of any representation or warranty made by the Seller or the Stockholders either in (i) this Agreement; (ii) any transfer instrument, or (iii) any other certificate, document, writing or instrument delivered by the Seller or the Stockholders pursuant to this Agreement;

                    (2) any failure of the Seller, prior to or at the Closing, or the Stockholders, after the Closing, duly to perform or observe any covenant or agreement on the part of the Seller or the Stockholders to be performed or observed; and

               (c) the Excluded Liabilities.

          10.4 Indemnification by Buyer. Subject to the limitations in Section 10.10, Buyer covenants and agrees that, notwithstanding the delivery of any instruments of conveyance, and any liquidation or dissolution of Buyer, Buyer will indemnify and hold harmless the Stockholders from, for and against any Losses arising out of or resulting from:

               (a) any breach of any representation or warranty made by Buyer either in (i) this Agreement, (ii) any transfer instrument, or (iii) any other certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

               (b) any failure of Buyer, whether prior to, at or after the Closing, duly to perform or observe any covenant or agreement hereunder on the part of Buyer to be performed or observed; and

               (c) the Assumed Liabilities.

          10.5 Procedures for Indemnification. As used herein, the term "Indemnitor" means the party against whom indemnification hereunder is sought, and the term "Indemnitee" means the party seeking indemnification hereunder.

               (a) A claim for indemnification hereunder ("Indemnification Claim") shall be made by Indemnitee by delivery of a written declaration to Indemnitor requesting indemnification and specifying the basis on which indemnification is sought and the amount of asserted Losses and, in the case of a Third Party Claim (as hereinafter defined), containing (by attachment or otherwise) such other information as Indemnitee shall have concerning such Third Party Claim.

               (b) If the Indemnification Claim involves a Third Party Claim, the procedures set forth in Section 10.5 shall be observed by Indemnitee and Indemnitor.

               (c) If the Indemnification Claim involves a matter other than a Third Party Claim, Indemnitor shall have fifteen (15) business days from the receipt of written declaration of such claim to object to such Indemnification Claim by delivery of a written notice of such objection to Indemnitee specifying in reasonable detail the basis for such objection. Failure of Indemnitor to timely so object to an Indemnification Claim based on Section 10.2 or 10.3 shall constitute a final and binding acceptance of the Indemnification Claim by Indemnitor and the Indemnification Claim shall be paid in accordance with
Section 10.4(d). If an objection is timely interposed by Indemnitor and the dispute is not resolved by Indemnitor and Indemnitee on or before the date which is forty-five (45) days from the date Indemnitee receives such objection (such period is hereinafter the "Negotiation Period"), such dispute may be resolved in any manner, including by court proceedings, or if the parties agree, by arbitration or otherwise.

               (d) Upon determination of the amount of an Indemnification Claim, whether by agreement between Indemnitor and Indemnitee or by a binding arbitration decision or by a nonappealable decision of a court of competent jurisdiction, Indemnitor shall pay the amount of such Indemnification Claim in cash, within ten (10) days of the date such amount is determined.

          10.6 Defense of Third Party Claims. Should any claim be made, or suit or proceeding (including, without limitation, a binding arbitration or an audit by any taxing authority) be instituted against Indemnitee that, if prosecuted successfully, would be a matter for which Indemnitee is entitled to indemnification under this Agreement (a "Third Party Claim"), the obligations and liabilities of the parties hereunder with respect to such Third Party Claim shall be subject to the terms and conditions set forth in this Section 10.6. Indemnitee shall give Indemnitor written notice of any such claim after receipt by Indemnitee of notice thereof, and Indemnitor will undertake the defense thereof by representatives of its own choosing reasonably acceptable to Indemnitee. The assumption of the defense of any such claim by Indemnitor shall be an acknowledgment by Indemnitor of its obligation to indemnify Indemnitee with respect to such claim hereunder. If, however, Indemnitor fails or refuses to undertake the defense of such claim within ten (10) business days after written notice of such claim has been given to Indemnitor by Indemnitee, Indemnitee shall have the right to undertake the defense, compromise and, subject to Section 10.6, settlement of such claim with counsel of its own choosing. In the circumstances described in the preceding sentence, Indemnitee shall, promptly upon its assumption of the defense of such claim, make an Indemnification Claim as specified in Section 10.4(a) which shall be deemed an indemnification Claim that is not a Third Party Claim for the purposes of the procedures set forth herein. Notwithstanding any decision by Indemnitor to undertake the defense of the claim, Indemnitee shall be entitled at its own expense and through counsel of its own choosing to participate in (but not control) the defense of such claim and the settlement negotiations relating thereto. Such participation shall not relieve any Indemnitor of its obligation to indemnify Indemnitee under this Article 10.

          10.7 Settlement of Third Party Claims. No settlement of a Third Party Claim involving the asserted liability of Indemnitor under this Article 10 shall be made without the prior written consent by or on behalf of Indemnitor, which consent shall not be unreasonably withheld or delayed. Consent shall be presumed in the case of settlements of $5,000 or less where Indemnitor has not responded within seven (7) business days of notice of a proposed settlement. In the event of any dispute regarding the reasonableness of a proposed settlement, the party that will bear the larger financial loss resulting from such settlement as between Indemnitor and Indemnitee shall make the final determination in respect thereto, which determination shall be final and binding on all involved parties.

          10.8 Cooperation. For purposes of this Article 10, the parties to this Agreement shall execute such powers of attorney as may reasonably be necessary or appropriate to permit participation of counsel selected by any party hereto and, as may reasonably be related to any such claim or action, shall provide access, to the extent reasonably necessary under the circumstances, to the counsel, accountants and other representatives of each party during normal business hours to all properties, personnel, books, tax records, contracts, commitments and all other business records of such other party and will furnish to such other party copies of all such documents as may reasonably be requested (certified, if requested).

          10.9 Settlement of Indemnification Obligation; Setoff. The amount by which the Stockholders and the Seller are liable to Buyer for Indemnification Claims hereunder (either by agreement of the parties, pursuant to an arbitration award or otherwise) shall first be covered by recourse against the Retained Amount that remains at such time, and the excess of such Indemnification Claims over the Retained Amount that remains may be satisfied instead by a payment of cash.

          10.10 Limitation on Indemnity. Except with respect to the Buyer's, Seller's and the Stockholder's obligations to defend Third Party Claims under
Section 10.6, and notwithstanding any other provision of this Article 10 to the contrary, no Indemnification Claim may be asserted by either party pursuant to this Article 10 except to the extent that the aggregate amount of Losses of such party for all Indemnification Claims exceed $25,000. In the event the aggregate amount of Losses of a party for all Indemnification Claims exceed $25,000, the party seeking an Indemnification Claim shall be entitled to all amounts that would be due pursuant to this Article 10 without application of this Section
10.10. For purposes of this section, Seller and the Stockholders shall be considered one party. In no event shall any Stockholder's liability under the above indemnity provisions exceed the respective share of the Purchase Price received by such indemnifying Stockholder, including without limitation any subsequent increases or decreases to such respective share in accordance with the provisions of this Agreement.

                                   ARTICLE 11
                                   TERMINATION

          11.1 Right to Terminate. This Agreement may be terminated at any time prior to the Closing, and the transactions contemplated hereby may be abandoned at any such time, as provided below:

               (a) Buyer and the Stockholders and the Seller may terminate this Agreement by mutual consent of Buyer and the Stockholders and the Seller;

               (b) Buyer may terminate this Agreement by giving written notice to the Seller and the Stockholders (i) in the event the Seller or the Stockholders have breached any representation, warranty or covenant contained in this Agreement so as to cause a condition precedent to closing set forth in Article 7 to be unsatisfied, Buyer has notified the Seller and the Stockholders of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of breach, or (ii) if the Closing shall not have occurred on or before March 19, 2004, by reason of a failure of any condition precedent under Article 7 hereof (unless the failure results primarily from Buyer breaching any representation, warranty or covenant contained in this Agreement); and

               (c) The Stockholders and the Seller may terminate this Agreement by giving written notice to Buyer (i) in the event Buyer has breached any representation, warranty or covenant contained in this Agreement so as to cause a condition precedent to closing set forth in Article 8 to be unsatisfied, the Seller and the Stockholders have notified Buyer of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of breach, or (ii) if the Closing shall not have occurred on or before March 19, 2004, by reason of a failure of any condition precedent under Article 8 hereof (unless the failure results primarily from the Seller or the Stockholders breaching any representation, warranty or covenant contained in this Agreement).

          11.2 Effectiveness of Termination. Termination of this Agreement and abandonment of the transactions contemplated hereby shall be deemed effective on the date mutually agreed upon by the parties, or, in the event of termination by unilateral action, on the date specified in a written notice to the other parties.

                                   ARTICLE 12
                                     GENERAL

          12.1 Joint and Several Liability. Except for liability arising by reason of ARTICLE 9 as reflected in Section 10.3(a), and subject to the limitations of Section 10.10, the Stockholders and the Seller agree and acknowledge that they shall be jointly and severally liable for the performance of any obligations, the fulfillment of any conditions or any liabilities of either of them arising pursuant to or the transactions contemplated by the terms of this Agreement.

          12.2 No Brokers. Each of the parties to this Agreement represents and warrants, each to the others, that it has not utilized the services of any finder, broker or agent. Each of the parties agrees to indemnify the other parties against and hold them harmless from any and all liabilities to any person, firm or corporation claiming any broker's or finder's fee or commission of any kind on account of services rendered on behalf of such corporation in connection with the transactions contemplated by this Agreement.

          12.3 Waivers. No waiver of any breach or delay in enforcing the terms of this Agreement shall be valid and effective unless the same shall be in writing and signed by the waiving party. No waiver of any breach or delay in enforcing the terms of this Agreement shall operate or be construed as a waiver of any subsequent breach. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein, therein and in any document delivered in connection herewith or therewith.


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
          12.4 Specific Enforcement. The parties agree and acknowledge that in the event of a breach by any of the parties of any material provision of this Agreement, damages at law will be an insufficient remedy to the other party. Accordingly, the parties agree that, in addition to any other remedies or rights that may be available to any of them the parties shall also each be entitled, upon application to a court of competent jurisdiction, to obtain temporary or permanent injunctions to compel specific performance of the obligations of the other party under this Agreement.

          12.5 Expenses. Each of the Seller and the Stockholders and Buyer shall pay their own expenses in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of their respective counsel and certified public accountants and other experts. Buyer shall pay all costs of filing or recording any deed, certificate of title, or other instrument of conveyance. The Seller and the Stockholders shall pay all costs of all transfer, documentary stamp, intangible or other Taxes or fees, all sales and use Taxes payable with respect to the sale and transfer of the Purchased Assets.

          12.6 Press Releases. Neither the Seller nor the Stockholder shall make or release any statement or public disclosure concerning this Agreement or the transactions contemplated by this Agreement to any medium of public communication except (1) upon the prior written agreement of Buyer or (2) as counsel may advise is required by law, and then only after giving Buyer an opportunity to comment thereon. Buyer has requested of Seller that Seller permit Buyer to meet with the employees of Seller as promptly as feasible following signature of this Agreement. Prior to such meetings occurring, Buyer and Seller shall agree in writing on the text of an approved response to the media if inquiries about the transaction contemplated by this Agreement are made following such employee meetings. Buyer, the Seller and the Stockholders agree to not disclose the financial terms of this transaction unless required by law.

          12.7 Notices. Any notice, request, demand or other communication that is required or my be given under this Agreement shall be in writing and shall be deemed to have been duly given (1) if transmitted by telecopy, electronic telephone line facsimile transmission or other similar electronic or digital transmission method, when transmitted with confirmation of transmission by the transmitting equipment; (2) if sent by a nationally recognized next day delivery service that obtains a receipt on delivery, the day after it is sent; (3) if received or rejected by the addressee, if sent by first class registered or certified mail return receipt requested; and (4) in any other case, when actually received. In each case, notice shall be sent to:

          If to Buyer:

               Gerdau Ameristeel US Inc.
               5100 W. Lemon Street
               Tampa, FL 33609
               Telecopier (813) 207-2237
               Attn: J. Neal McCullohs, Vice President

     With copies to:

          Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A. 101 E. Kennedy Blvd., Suite 2700
          Tampa, FL 33601-1102
          Telecopier: (813) 229-6553
          Attn: Albert C. O'Neill, Jr., Esq.

     If to the Seller or the Stockholders:

          Charles N. Salberg
          1811 Rothschild Lane
          Rockford, IL 61107

          Robert E. Boettcher
          8797 Oakwood Glen
          Rockford, IL 61108

     With copies to:

          Russell D. Anderson, Esq.
          Williams & McCarthy
          P.O. Box 219
          Rockford, IL 61105-0219
          Telecopier: (815)968-8656

or to such other address as a party may have specified in writing to the other parties using the procedures specified above in this Section 12.8.

          12.8 Schedules and Exhibits. For purposes of this Agreement, the term "this Agreement" shall be deemed to include the Schedules and Exhibits associated therewith or any closing documents associated therewith delivered by any of the parties in connection with this Agreement and the transactions contemplated thereby and the Closing.

          12.9 Assignability. No party hereto may assign either this Agreement or any of his or its rights, interests or obligations hereunder without the prior written consent of all other parties; provided however that after the date hereof Buyer may, without prior consent of the Seller, (i) assign all or part of Buyer's rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

          12.10 Further Assurances. Each party to this Agreement will execute and deliver, or cause to be executed and delivered, such additional or further documents, agreements or


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
instruments and shall cooperate with one another in all respects for the purpose of carrying out the transactions contemplated by this Agreement.

          12.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered an original, but all of which together shall constitute one and the same instrument, and shall become effective when each of the parties has received evidence that each of the parties has executed at least one of the counterparts even if all the parties have not executed the same counterpart. Delivery of executed signature pages by facsimile transmission will constitute effective and binding execution and delivery of this Agreement.

          12.12 Applicable Law; Venue; Construction and Interpretation.

               (a) This Agreement shall be construed pursuant to and governed by the substantive laws of the State of Illinois (but any provision of Illinois law shall not apply if the application of such provision would result in the application of the law of a state or jurisdiction other than Illinois).

               (b) The headings of the various Sections in this Agreement are inserted for the convenience of the parties and shall not affect the meaning, construction or interpretation of this Agreement.

               (c) Any provision of this Agreement that is determined by a court of competent jurisdiction to be prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or nonauthorization without invalidating the remaining provisions hereof or affecting the validity, enforceability or legality of such provision in any other jurisdiction. In any such case, such determination shall not affect any other provision of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect. If any provision or term of this Agreement is susceptible to two or more constructions or interpretations, one or more of which would render the provision or term void or unenforceable, the parties agree that a construction or interpretation, which renders the term or provision valid, shall be favored.

          12.13 Time of the Essence. Time is of the essence under this Agreement.

          12.14 Integration of Agreement. This Agreement supersedes all prior agreements, oral and written, between the parties hereto with respect to the subject matter hereof. Neither this Agreement, nor any provision hereof, may be changed, waived, discharged, supplemented, or terminated orally, but only by an agreement in writing signed by the party against which the enforcement of such change, waiver, discharge, or termination is sought.

          12.15 Submission of Draft. The submission of a draft of this Agreement or a summary of some or all of its provisions does not constitute an offer to acquire or to sell the Purchased Assets, it being understood and agreed that neither Buyer nor the Stockholders or the Seller shall be legally obligated with respect to an acquisition of the Purchased Assets unless and until this Agreement has been executed by all parties hereto and a fully executed copy has been delivered.


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
          12.16 Schedules. Any information included on any Schedule or Exhibit in response to the disclosure required in such Schedule or Exhibit shall be deemed to be included in any other Schedule or Exhibit to this Agreement if (i) it is apparent from the face of the disclosure made in the first Schedule or Exhibit that such disclosure is also responsive to the disclosure required in the other Schedule or Exhibit and (ii) the disclosure in the first Schedule or Exhibit contains all information which would be required to be disclosed with respect to such matter in the other Schedule or Exhibit.

          IN WITNESS WHEREOF, this Agreement has been signed by the individual party hereto and signed by an officer thereunto duly authorized, all as of the date first above written.

                                        GERDAU AMERISTEEL US INC., a Florida
                                        corporation


                                        By: /s/ J. Neal McCullohs
                                            ------------------------------------
                                            J. Neal McCullohs, Vice President


                                        POTTER FORM & TIE CO., an Illinois
                                        corporation


                                        By:
                                            ------------------------------------


                                        /s/ Robert E. Boettcher
                                        ----------------------------------------
                                        ROBERT E. BOETTCHER

                                        /s/ Charles N. Salberg
                                        ----------------------------------------
                                        CHARLES N. SALBERG


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